CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 AUG 14 A 10:59

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1[redacted]

07025980

10 August 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 6 August 2007 (*Announcement of Half Year Results for the period ended 30 June 2007 of Subsidiary Company, CDL Investments New Zealand Limited*);
- 7 August 2007 (*Announcement of Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Millennium & Copthorne Hotels New Zealand* Limited);
- 7 August 2007 (*Announcement of Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 7 August 2007 (*Announcement on Second Quarter and Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Millennium & Copthorne Hotels plc*); and
- 7 August 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Board Change*)

Yours faithfully

PROCESSED
AUG 16 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

8/15

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

RECEIVED

2007 AUG 14 A 10:20

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2007 17:08:38
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results for the period ended 30 June 2007 of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the half year results announcement for the period ended 30 June 2007 issued by CDL Investments New Zealand Limited on 6 August 2007, for your information.

Attachments:

- CDLI-Results.pdf
- CDLI-Notes_to_Financial_Statements.pdf
- CDLI-ChairmansReview.pdf
- CDLI-PressRelease.pdf

Total size = **214K**
(2048K size limit recommended)

CDL INVESTMENTS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	6 months to 30 June 2007
Previous Reporting Period	6 months to 30 June 2006

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 19,359	Up 66.2%
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 7,566	Up 99.3%
Net profit (loss) attributable to security holders	NZ$ 7,566	Up 99.3%

Interim/Final Dividend	Amount per security	Imputed amount per security
Not Applicable	Not Applicable	Not Applicable

Record Date	Not Applicable
Dividend Payment Date	Not Applicable

Comments:	Please refer to the attached Chairman's Review.

Condensed Consolidated Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2007 IN THOUSANDS OF DOLLARS	NOTE	Unaudited 6 months to 30/06/2007	Audited 12 months to 31/12/2006	Unaudited 6 months to 30/06/2006
Revenue		19,359	31,061	11,651
Cost of sales		(7,816)	(12,891)	(5,186)
Gross profit		**11,543**	**18,170**	**6,465**
Other operating income		44	80	37
Finance income		924	465	256
Administrative expenses		(87)	(157)	(84)
Other operating expenses		(1,146)	(2,294)	(935)
Profit before income tax		**11,278**	**16,264**	**5,739**
Income tax expense	2	(3,712)	(5,399)	(1,942)
Profit for the period		**7,566**	**10,865**	**3,797**
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, INCOME/EXPENSES				
Audit fees		(30)	(53)	(27)
Depreciation		(2)	(9)	(3)
Interest income		924	465	256
Operating lease and rental payments		(29)	(58)	(30)
Basic earnings per share (cents)	3	3.41c	5.01c	1.75c
Diluted earnings per share (cents)	3	3.41c	5.01c	1.75c

CDL INVESTMENTS NEW ZEALAND LIMITED AND ITS SUBSIDIARY

Condensed Consolidated Interim Statement of Recognised Income and Expense

FOR THE HALF YEAR ENDED 30 JUNE 2007 IN THOUSANDS OF DOLLARS	Unaudited 6 months to 30/06/2007	Audited 12 months to 31/12/2006	Unaudited 6 months to 30/06/2006
Profit for the period	7,566	10,865	3,797
Total recognised income and expense for the period	7,566	10,865	3,797
Attributable to:			
Equity holders of the parent	**7,566**	**10,865**	**3,797**

The attached notes on pages N1 to N4 form part of, and should be read in conjunction with these financial statements.

Condensed Consolidated Interim Reconciliation of Equity

IN THOUSANDS OF DOLLARS	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2006	27,783	36,782	64,565
Total Recognised Income and Expense	-	3,797	3,797
Shares Issued under Dividend Reinvestment Plan	3,463	-	3,463
Dividends to Shareholders	-	(4,212)	(4,212)
Balance at 30 June 2006	31,246	36,367	67,613
Balance at 1 January 2006	27,783	36,782	64,565
Total Recognised Income and Expense	-	10,865	10,865
Shares Issued under Dividend Reinvestment Plan	3,463	-	3,463
Dividends to Shareholders	-	(4,212)	(4,212)
Balance at 31 December 2006	31,246	43,435	74,681
Balance at 1 January 2007	31,246	43,435	74,681
Total Recognised Income and Expense	-	7,566	7,566
Shares Issued under Dividend Reinvestment Plan	4,700	-	4,700
Dividends to Shareholders	-	(5,035)	(5,035)
Balance at 30 June 2007	35,946	45,966	81,912

The attached notes on pages N1 to N4 form part of, and should be read in conjunction with these financial statements.

Condensed Consolidated Interim Balance Sheet

AS AT 30 JUNE 2007 IN THOUSANDS OF DOLLARS	Unaudited 6 months to 30/06/2007	Audited 12 months to 31/12/2006	Unaudited 6 months to 30/06/2006
SHAREHOLDERS' EQUITY			
Issued capital	35,946	31,246	31,246
Retained earnings	45,966	43,435	36,367
Total Equity	**81,912**	**74,681**	**67,613**
Represented by:			
NON CURRENT ASSETS			
Plant, furniture and equipment	19	19	25
Development property	51,988	41,362	39,096
Investments	8	-	-
Total Non Current Assets	**52,015**	**41,381**	**39,121**
CURRENT ASSETS			
Development property	12,389	17,948	16,582
Income tax receivable	-	219	608
Trade and other receivables	844	1,026	1,381
Cash and cash equivalents	18,833	15,639	11,381
Total Current Assets	**32,066**	**34,832**	**29,952**
Total Assets	**84,081**	**76,213**	**69,073**
NON CURRENT LIABILITIES			
Deferred tax liabilities	411	479	453
Total Non Current Liabilities	**411**	**479**	**453**
CURRENT LIABILITIES			
Trade and other payables	258	1,031	973
Employee entitlements	27	22	34
Income tax payable	1,473	-	-
Total Current Liabilities	**1,758**	**1,053**	**1,007**
Total Liabilities	**2,169**	**1,532**	**1,460**
Net Assets	**81,912**	**74,681**	**67,613**

The attached notes on pages N1 to N4 form part of, and should be read in conjunction with these financial statements.

Condensed Consolidated Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2007 IN THOUSANDS OF DOLLARS	Unaudited 6 months to 30/06/2007	Unaudited 6 months to 30/06/2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from customers	19,686	11,608
Interest received	823	236
Cash was applied to:		
Payments to suppliers and employees	(14,882)	(5,483)
Income tax paid	(2,088)	(2,361)
Net Cash Inflow from Operating Activities	**3,539**	**4,000**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was applied to:		
Purchase of fixed assets	(2)	(3)
Purchase of investment	(8)	-
Net Cash Outflow From Investing Activities	**(10)**	**(3)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was provided from:		
Reinvestment of dividends into shares issued	4,700	3,463
Cash was applied to:		
Dividends paid	(5,035)	(4,212)
Net Cash Outflow from Financing Activities	**(335)**	**(749)**
Net Increase in Cash and Cash Equivalents	3,194	3,248
Add Opening Cash and Cash Equivalents Brought Forward	15,639	8,133
Closing Cash and Cash Equivalents	**18,833**	**11,381**

FOR THE HALF YEAR ENDED 30 JUNE 2007 IN THOUSANDS OF DOLLARS	Unaudited 6 months to 30/06/2007	Unaudited 6 months to 30/06/2006
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit after Taxation	7,566	3,797
Adjusted for non cash items:		
Depreciation	2	3
Income tax expenses	3,712	1,942
Adjustments for movements in working capital:		
(Increase)/Decrease in Receivables	182	(100)
(Increase)/Decrease in Development Properties	(5,067)	1,145
Increase/(Decrease) in Payables	(768)	(426)
Cash generated from Operations	**5,627**	**6,361**
Income Tax Paid	(2,088)	(2,361)
Cash Inflows from Operating Activities	**3,539**	**4,000**

The attached notes on pages N1 to N4 form part of, and should be read in conjunction with these financial statements.

1. Significant Accounting Policies

Reporting Entity

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.

The condensed consolidated interim financial statements of CDL Investments New Zealand Limited as at and for the half year ended 30 June 2007 comprise the Company and its subsidiary (together referred to as the "Group").

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and New Zealand Generally Accepted Accounting Practice ("NZ GAAP"). They comply with New Zealand equivalents to International Financial Reporting Standards ("NZ IFRS"), as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards ("IFRS").

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorised for issuance on 6 August 2007.

(b) Basis of preparation

The financial statements are presented in New Zealand Dollars ($), which is the Company's functional currency. All financial information presented in New Zealand dollars has been rounded to the nearest thousand.

The financial statements have been prepared on the historical cost basis.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with NZ IFRS requires management to make judgments, estimates and assumptions that affect the application of company policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

Certain comparative figures have been restated, where appropriate, to conform with the format for the current period.

The accounting policies set out below have been applied consistently by Group entities, and to all periods presented in these condensed consolidated interim financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Dividends

Dividends are recognised as a liability in the period in which they are declared.

Significant accounting policies - continued

(e) Plant, furniture & equipment

Initial recording

Items of plant, furniture and equipment are stated at cost less accumulated depreciation. The cost of purchased plant, furniture and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of plant, furniture and equipment have different useful lives, they are accounted for as separate items of plant, furniture and equipment.

Depreciation on assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

Plant, furniture and equipment	3 - 10 years

Gains or losses arising from the retirement or disposal of plant, furniture and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(f) Development properties

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the period incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the legal title passes to the buyer when the full settlement of the purchase consideration of the properties occurs.

(g) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(i) Impairment

The carrying amounts of the Group's assets other than deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy i (i)).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the Group's receivables with short duration is not discounted.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Significant accounting policies - continued

(j) **Trade and other payables**

Trade and other payables are stated at cost.

(k) **Expenses**

(i) **Operating lease payments**

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) **Finance expenses and income**

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and dividend income that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established.

Interest attributable to funds used to finance the acquisition, development or construction of property held for development or sale is capitalised gross of tax relief and added to the cost of the property during the period when active development takes place.

(l) **Income tax**

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method of providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences relating to investments in subsidiaries are not provided for to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(m) **Revenue**

Revenue represents amounts derived from:

- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

(n) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Geographic segments
The Group operates in the following main geographic segment:
- New Zealand.

Significant accounting policies - continued

(n) **Segment reporting (continued)**

Business segments
The Group operates in the following main business segment:

- Property operations, comprising the development and sale of land and development property.

(o) **Investments in subsidiaries**

Investment in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

2. Income Taxes

Income tax is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

The current tax expense for the six month periods ended 30 June 2007 and 2006 were calculated based on the estimated average annual effective income tax rate.

The deferred tax expense for the six month periods ended 30 June 2007 and 2006 were calculated based on the estimated average annual effective income tax rate.

The estimated annual effective income tax rate calculated on this basis is 32.9% (30 June 2006: 33.8%).

3. Earnings Per Share

The calculation of basic earnings per share at 30 June 2007 of 3.41 cents (30 June 2006: 1.75 cents) was based on the profit attributable to ordinary shareholders of $7,566,000 (2006: $3,797,000); and weighted average number of shares of 221,849,072 (2006: 216,836,443) on issue in the period. The calculation of diluted earnings per share at 30 June 2007 of 3.41 cents (30 June 2006: 1.75 cents) was based on a weighted average number of shares of 221,849,072 (2006: 216,836,443) on issue in the period adjusted for the exercise of dilutive share options.

4. Material Events Subsequent to the end of the Interim Period

There were no material events subsequent to the end of the six month period ended 30 June 2007 (30 June 2006: Nil) that would require disclosure.

5. Changes in Contingent Liabilities and Contingent Assets since last Annual Balance Sheet Date

There were no changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2007 (30 June 2006: Nil).

6. Related Party Transactions

CDL Investments New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) by virtue of Millennium & Copthorne Hotels New Zealand Limited owning 64.32% (2006: 63.48%) of the Company and having 3 out of 6 of the Directors on the Board. Millennium & Copthorne Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2007 CDL Investments New Zealand Limited has reimbursed its parent, Millennium & Copthorne Hotels New Zealand Limited, $108,000 (30 June 2006: $93,000) for expenses incurred by the parent on behalf of the Group.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Investments New Zealand Limited ("CDLI") are pleased to announce an unaudited operating profit after tax of $7.566 million for the six month period ending 30 June 2007 (2006: $3.797 million). Operating profit before tax was $11.278 million (2006: $5.739 million). Property sales and other income for the period was $20.327 which was an increase of 70.2% over the same period last year (2006: 11.944 million). A total of 108 sections were sold (2006: 58).

Market Overview:

The Company's performance in the first half of 2007 has been better than in the same period in 2006. While much of the revenue from sales recorded to date has been as a result of the very positive momentum experienced in the latter half of 2006, the Company has been able to achieve a good level of sales during the last six months. A major contributing factor to these results has been the geographical spread of the Company's land portfolio.

Acquisitions:

The Company has acquired 3 properties totaling 13.6 hectares in the Hawkes Bay, Nelson and Christchurch. A further property in Christchurch is due to settle shortly. Further acquisitions in Christchurch have been approved by the Board and are subject to conditional agreements.

Outlook:

Conflicting market and economic signals make it difficult to accurately predict demand for residential sections in the second half of 2007. While some markets continue to be stronger than others, it is clear that the property market as a whole is starting to slow down and this trend is likely to continue given further market pressures such as increases in mortgage interest rates and a fall in consumer confidence. The Company is therefore taking a measured approach to trading over the next six months.

Given the strong performance in the first half of the year, the Board continues to believe that the 2007 full year result will be in line with the previous year's results despite these external factors. However, the Board recognizes that the Company faces challenges, in particular maintaining the present level of sales and revenue throughout the remainder of the year and in to the first quarter of 2008.

Wong Hong Ren
Chairman
6 August 2007

6 August 2007

STRONG FIRST HALF RESULT FOR CDL INVESTMENTS

Property development and investment company CDL Investments New Zealand Limited (NZX:CDI) today announced its (unaudited) results for the six months to 30 June 2007.

- Operating profit after tax — $7,566,000 (2006: $3,797,000)
- Operating profit before tax — $11,278,000 (2006: $5,739,000)
- Property sales and other income — $20,327,000 (2006: $11,944,000)
- Shareholders' funds — $81,912,000 (31/12/06: $74,681,000)
- Total assets — $84,081,000 (31/12/06: $76,213,000)
- Net tangible asset value (per share) — 35.5 cents (31/12/06: 34.1 cents)

CDI's Chairman Mr. H R Wong said that the Board was happy with the first half results. "CDL Investments has performed well during the first half of 2007. In fact, the result is better than we expected", he said.

Executive Director John Lindsay noted that the result came from demand seen in the latter half of 2006 and solid sales within the past six months. "Our results also show the benefits of having a well-positioned and geographically diverse portfolio in that demand has been seen across all sectors. Some markets are more active than others but generally speaking, we have not seen any reduction in market demand until now".

Despite external factors such as recent increases in mortgage interest rates and a fall in immigration and consumer confidence, Mr. Wong said that the Company remained confident it would deliver another satisfactory result for 2007. "There are challenges ahead and the market is starting to slow down but we will be working hard to ensure to maintain a satisfactory level of sales and deliver another solid full year result for our shareholders", he said.

ENDS

Issued by CDL Investments New Zealand Ltd

Any inquiries please contact:
John Lindsay
Executive Director
CDL Investments New Zealand Ltd
(09) 913 8077

or

Takeshi Ito
Company Secretary
(09) 913 8005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2007 12:55:20
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited
Description	We attach herewith the half year results announcement for the period ended 30 June 2007 issued by Millennium & Copthorne Hotels New Zealand Limited on 7 August 2007, for your information.

Attachments:

- MCHNZ_Half_Year-Results.pdf
- MCHNZ_Half_Year_Financials.pdf
- MCHNZ_Half_Year-Notes_to_Financials.pdf
- MCHNZ_Chairman_Review.pdf
- MCHNZ_Press_Release.pdf

Total size = **348K**
(2048K size limit recommended)

MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	6 months to 30 June 2007
Previous Reporting Period	6 months to 30 June 2006

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 88,319	Down (10.0%)
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 12,953	Up 14.1%
Net profit (loss) attributable to security holders	NZ$ 12,953	Up 14.1%

Interim/Final Dividend	Amount per security	Imputed amount per security
Not Applicable	Not Applicable	Not Applicable

Record Date	Not Applicable
Dividend Payment Date	Not Applicable

Comments:	Please refer to the attached Chairman's Review.

Condensed Consolidated Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2007		Unaudited	Audited	Unaudited
		6 months	12 months	6 months
DOLLARS IN THOUSANDS	NOTE	to 30/6/07	to 31/12/06	to 30/6/06
Revenue		88,319	187,264	98,100
Cost of Sales		(38,826)	(88,933)	(50,406)
Gross Profit		49,493	98,331	47,694
Other Operating Income		-	-	2
Administrative Expenses		(16,320)	(33,152)	(17,120)
Other Operating Expenses		(12,479)	(24,150)	(11,247)
Operating Profit Before Finance Costs		20,694	41,029	19,329
Finance Income		6,665	9,705	4,366
Finance Costs		(1,850)	(3,412)	(1,692)
Net Finance Income		4,815	6293	2,674
Profit Before Tax		25,509	47,322	22,003
Income Tax Expense		(7,456)	(9,400)	(6,275)
Profit for the Period		18,053	37,922	15,728
Attributable to:				
Equity holders of the Parent		12,953	26,907	11,348
Minority Interest		5,100	11,015	4,380
		18,053	37,922	15,728
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,				
REVENUES/EXPENSES				
Amortisation of Intangibles		(122)	(431)	(251)
Audit Fees		(135)	(333)	(183)
Depreciation		(3,612)	(7,289)	(4,492)
Leasing and Rental Expenses		(5,579)	(12,000)	(6,236)
Net Loss on Disposal of Property, Plant and Equipment		(1,089)	(1,224)	(100)
Earnings Per Share (Cents)				
- Basic	3	3.71c	7.70c	3.25c
- Diluted	3	3.71c	7.70c	3.25c

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Balance Sheet

AS AT 30 JUNE 2007 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/07	Audited Year 31/12/06	Unaudited 6 months to 30/6/06
SHAREHOLDERS' EQUITY			
Issued Capital	430,330	430,330	430,330
Reserves	(71,458)	(74,833)	(88,320)
Treasury Stock	(85)	(85)	(85)
Minority Interests	130,300	127,257	127,690
Total Equity	489,087	482,669	469,615
Represented by:			
NON CURRENT ASSETS			
Property, Plant and Equipment	251,562	245,104	232,009
Development Properties	96,047	41,363	39,096
Intangible Assets	4,691	4,815	4,994
Total Non Current Assets	352,300	291,282	276,099
CURRENT ASSETS			
Cash and Cash Equivalents	171,589	174,755	170,546
Trade and Other Receivables	23,337	18,512	13,293
Inventories	1,740	1,892	1,754
Development Properties	18,987	74,488	83,815
Total Current Assets	215,653	269,647	269,408
Total Assets	567,953	560,929	545,507
NON CURRENT LIABILITIES			
Interest-bearing Loans and Borrowings	48,745	44,299	-
Provisions	539	397	1,937
Deferred Tax Liabilities	12,152	12,874	13,694
Total Non Current Liabilities	61,436	57,570	15,631
CURRENT LIABILITIES			
Interest-bearing Loans and Borrowings	-	-	42,728
Trade and Other Payables	13,949	17,510	15,696
Related Parties	202	295	650
Provisions	1,356	1,328	1,115
Income Tax Payable	1,923	1,557	72
Total Current Liabilities	17,430	20,690	60,261
Total Liabilities	78,866	78,260	75,892
Net Assets	489,087	482,669	469,615

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statements of Changes in Equity

	Attibutable to Equity Holders of the Parent						Minority	Total
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Interests	Equity
Balance at 1 January 2006	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428
Transfer of Reserves	-	412	-	(412)	-	-	-	-
Movement in Exchange Translation Reserve	-	-	13,930	-	-	13,930	8,793	22,723
Income and Expense recognised directly in Equity	-	412	13,930	(412)	-	13,930	8,793	22,723
						-		-
Profit for the Period	-	-	-	11,348	-	11,348	4,380	15,728
Total Recognised Income and Expense	-	412	13,930	10,936	-	25,278	13,173	38,451
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(2,294)	(2,294)
Movement in Minority Interest	-	-	-	(285)	-	(285)	650	365
Balance at 30 June 2006	430,330	59,427	8,891	(156,638)	(85)	341,925	127,690	469,615

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statements of Changes in Equity

	Attibutable to Equity Holders of the Parent						Minority	Total
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Interests	Equity
Balance at 1 January 2006	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428
Revaluation of Property, Plant and Equipment	-	8,825	-	-	-	8,825	-	8,825
Movement in Exchange Translation Reserve	-	-	3,034	-	-	3,034	1,916	4,950
Income and Expense recognised directly in Equity	-	8,825	3,034	-	-	11,859	1,916	13,775
Net Profit for the Year	-	-	-	26,907	-	26,907	11,015	37,922
Total Recognised Revenue and Expenses	-	8,825	3,034	26,907	-	38,766	12,931	51,697
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(2,350)	(2,350)
Movement in Minority Interest	-	-	-	(286)	-	(286)	515	229
Balance at 31 December 2006	430,330	67,840	(2,005)	(140,668)	(85)	355,412	127,257	482,669

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statements of Changes in Equity

	Attibutable to Equity Holders of the Parent						Minority	Total
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Interests	Equity
Balance at 1 January 2007	430,330	67,840	(2,005)	(140,668)	(85)	355,412	127,257	482,669
Revaluation of Property, Plant and Equipment	-	912	-	-	-	912	130	1,042
Movement in Exchange Translation Reserve	-	-	(1,610)	-	-	(1,610)	(1,017)	(2,627)
Income and Expense recognised directly in Equity	-	912	(1,610)	-	-	(698)	(887)	(1,585)
Profit for the Period	-	-	-	12,953	-	12,953	5,100	18,053
Total Recognised Income and Expense	-	912	(1,610)	12,953	-	12,255	4,213	16,468
Dividends paid to:								
Equity holders of the Parent	-	-	-	(8,732)	-	(8,732)	-	(8,732)
Minority Interests	-	-	-	-	-	-	(2,258)	(2,258)
Movement in Minority Interest	-	-	-	(148)	-	(148)	1,088	940
Balance at 30 June 2007	430,330	68,752	(3,615)	(136,595)	(85)	358,787	130,300	489,087

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2007 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/07	Unaudited 6 months to 30/6/06
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	83,458	101,335
Interest Received	6,627	4,346
	90,085	105,681
Cash was applied to:		
Payments to Suppliers and Employees	(73,222)	(79,456)
Interest Paid	(1,782)	(1,822)
Income Tax Paid	(6,744)	(9,810)
	(81,748)	(91,088)
Net Cash Inflow from Operating Activities	8,337	14,593
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was provided from:		
Proceeds from Sale of Residential Development Properties	6,436	22,387
Sale of Property, Plant and Equipment	96	-
	6,532	22,387
Cash was applied to:		
Purchase of Property, Plant and Equipment	(10,657)	(4,380)
	(10,657)	(4,380)
Net Cash Inflow / (Outflow) From Investing Activities	(4,125)	18,007
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was provided from:		
Drawdown of Borrowings	4,446	-
	4,446	-
Cash was applied to:		
Repayment of Borrowings	-	(842)
Dividends Paid to Shareholders of Millennium & Copthorne Hotels New Zealand Ltd	(8,732)	(7,335)
Dividends Paid to Minority Shareholders	(2,258)	(2,294)
	(10,990)	(10,471)
Net Cash Outflow from Financing Activities	(6,544)	(10,471)
Net Increase / (Decrease) in Cash Held	(2,332)	22,129
Add Opening Closing Cash and Cash Equivalents	174,755	132,958
Exchange Rate Adjustment	(834)	15,459
Closing Cash and Cash Equivalents	171,589	170,546
Comprising:		
Cash and Cash Equivalents	171,589	170,546
Closing Cash and Cash Equivalents	171,589	170,546

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

DOLLARS IN THOUSANDS	NOTE	Unaudited 6 months to 30/6/07	Unaudited 6 months to 30/6/06
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit after Taxation		18,053	15,728
Adjusted for non cash items:			
Amortisation of Intangibles		122	251
Depreciation		3,612	4,492
Income Tax Expense		7,456	6,275
Loss on Disposal of Property, Plant and Equipment		1,089	100
Adjustments for movements in working capital:			
(Increase) / Decrease in Receivables		(4,899)	3,213
(Increase) / Decrease in Inventories		152	449
(Increase) / Decrease in Development Properties		(6,428)	(4,984)
Increase / (Decrease) in Payables		(2,138)	239
Increase / (Decrease) in Related Parties		(87)	332
Cash generated from Operations		16,932	26,095
Interest Paid (including capitalised interest)		(1,851)	(1,692)
Income Tax Paid		(6,744)	(9,810)
Cash Inflows from Operating Activities		8,337	14,593

The attached notes on pages N1 to N7 form part of, and are to be read in conjunction with, these Financial Statements.

1. Significant accounting policies

Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. Millennium & Copthorne Hotels New Zealand Limited (the "Company") is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

The condensed consolidated interim financial statements were authorised for issuance on 7 August 2007.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) as appropriate for profit orientated entities. Compliance with NZ IFRSs ensures that the consolidated financial statements also comply with International Reporting Standards (IFRSs). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b) Basis of preparation

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investment property and hotel land and buildings.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of interim financial statements in conformity with NZ IAS 34 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of the Group policies and reported amounts of assets and liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

The accounting policies have been applied consistently throughout the Group for purposes of these condensed consolidated interim financial statements.

(c) Basis of consolidation

Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to dollars at foreign exchange rates ruling at the dates the fair value was determined.

1. Significant accounting policies -continued

(d) Foreign currency -continued

Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to New Zealand dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the exchange reserve. They are released into the income statement upon disposal.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(f) Hedging

Hedge of monetary assets and liabilities
When a derivative financial instrument is used as an economic hedge of the interest rate exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

(g) Property, plant and equipment

Initial recording
Items of property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses, except where certain assets have been revalued. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent measurement
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Revaluation
Land and buildings are shown at fair value, based on a triennial cycle, valuations by independent registered valuers less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Any decrease in value that offset a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the income statement.

1. Significant accounting policies -continued

(g) Property, plant and equipment -continued

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Building core	50 years or lease term if shorter
Building surfaces and finishes	30 years or lease term if shorter
Plant and machinery	15 - 20 years
Furniture and equipment	10 years
Soft furnishings	5 - 7 years
Computer equipment	5 years
Motor vehicles	4 years

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

Capital expenditure on major projects is recorded separately within property, plant and equipment as capital work in progress. Once the project is complete the balance is transferred to the appropriate property, plant and equipment categories. Capital work in progress is not depreciated.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement account on the date of retirement or disposal.

Operating supplies are treated as a base stock and renewals and replacements of such stocks are written off to the income statement as incurred.

(h) Development properties

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the transfer of legal title, which reflects the transfer of the risks and rewards of ownership.

(i) Intangible assets

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy (n)).

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (n)).

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1. Significant accounting policies –continued

(i) Intangible assets - continued

Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of other intangible assets.
The estimated useful lives utilised are as follow:

Management contracts	12 years
Leasehold interests	10 – 27 years

(j) Investments in subsidiaries

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (n)).

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(n) Impairment

The carrying amounts of the Group's assets other than investment property, inventories, and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1. Significant accounting policies –continued

(n) Impairment - continued

Reversals of impairment
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(o) Employee long-term service benefits

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their present remuneration and an assessment of likelihood the liability will arise.

(p) Revenue

Revenue represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services.
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income.
- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

(q) Finance expenses and income

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date.

Interest attributable to funds used to finance the acquisition, development, or construction of new hotels, major extensions to existing hotels or development properties is capitalised gross of tax relief and added to the cost of the hotel core buildings or development property.

(r) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. The current tax expenses for the six month periods ended 30 June 2006 and 2005 were calculated based on the estimated average annual effective income tax rate.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

1. Significant accounting policies –continued

(r) Income tax - continued

The recently announced Government Budget 2007 has reduced the corporate tax rate from 33% to 30% to take effect from 1 April 2008. Consequently the impact of the tax rate reduction was to reduce the deferred tax liability on hotel property by $1.0m which was directly recognised in equity.

The deferred tax expenses for the six month periods ended 30 June 2007 and 2006 were calculated based on the estimated average annual effective income tax rate. The estimate annual effective income tax rate calculated on this basis is 28.5% (30 June 2006: 28.5%).

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the Group's business and geographical segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group consisted of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels.
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

Geographical segments
The Group consisted of the following main geographic segments:
- New Zealand.
- Australia.

(a) Business Segments

	Hotel		Property		Group	
Dollars in thousands	2007	2006	2007	2006	2007	2006
Segment Revenue	63,539	64,913	31,445	37,555	94,984	102,468
Segment Profit before Tax	9,578	10,340	15,931	11,663	25,509	22,003
Income Tax Expense					(7,456)	(6,275)
Profit for the Period					18,053	15,728

2. Segment reporting -continued

(b) Geographic Segments

Dollars in thousands	New Zealand 2007	New Zealand 2006	Australia 2007	Australia 2006	Group 2007	Group 2006
Segment Revenue	83,897	76,873	11,087	25,595	94,984	102,468
Segment Profit before Tax	21,054	16,176	4,455	5,827	25,509	22,003
Income Tax Expense					(7,456)	(6,275)
Profit for the Period					18,053	15,728

3. Earnings per share

Six month period ended 30 June 2007

The basic earnings per share of 3.71 cents (30 June 2006: earnings per share of 3.25 cents) are based on the profit attributable to ordinary shareholders of $12.95m (30 June 2006: profit of $11.35m) and weighted average number of ordinary shares outstanding during the period ended 30 June 2007 of 349,268,439 (30 June 2006: 349,268,439). The calculation of diluted earnings per share of 3.71 cents (30 June 2006: earnings per share of 3.25 cents) is the same as basic earnings per share.

4. Material events subsequent to the end of the interim period

There were no material events subsequent to the end of the six month period ended 30 June 2007 (30 June 2006: Nil) that would require disclosure.

5. Changes in contingent liabilities and contingent assets since last annual balance sheet date

There were no such changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2007 (30 June 2006: Nil).

6. Related party transactions

Millennium & Copthorne Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate parent company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2007, costs amounting to $125,000 (30 June 2006: $154,000) have been recorded in the Income Statement in respect of:

- Reimbursement of expenses incurred by Millennium & Copthorne Hotels plc on behalf of the New Zealand subsidiary; and
- Fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of Millennium & Copthorne Hotels New Zealand Limited ("MCK") are pleased to announce an unaudited operating profit after tax of $12.95 million for the six month period ending 30 June 2007 (2006: $11.35 million). Operating profit before tax and minorities was $25.51 million (2006: $22.00 million) with the New Zealand Hotel Operations contributing 38.3%, CDL Investments New Zealand Limited contributing 44.2% and the Australian operations contributing 17.5%.

Group results for the six months ending 30 June 2007 (NZ IFRS):

Group revenue and other income for the period under review was $94.98 million (2006: $102.47 million). Gross Operating Profit increased by 3.77% to $49.49 million (2006: $47.69 million). While the New Zealand hotel operations traded satisfactorily, revenue was affected by the lack of sales of apartments at the Zenith Residences in Sydney. A better than expected performance from CDL Investments New Zealand Limited was the most significant contributor to the results for the last six months.

New Zealand Hotel Operations:

Total revenue for the New Zealand Hotel operations (19 owned or leased and operated hotels excluding 12 franchised properties) for the period under review was $63.54 million. (2006: $64.91 million). Expiry of the Kingsgate Hotel Greenlane lease and refurbishment of Kingsgate Hotel Oriental Bay Wellington contributed to the reduction in revenue. Hotel occupancy remained static at 70.2% across the group.

The Company continues with its refurbishment and reinvestment programme in its hotels and is seeing tangible results. In March we were delighted that the Millennium Hotel Christchurch, which was refurbished in 2006, received a 5-Star 'Exceptional' rating from Qualmark putting the hotel amongst the best in New Zealand.

The first part of our $10 million refurbishment of the Copthorne Hotel Wellington Oriental Bay (formerly the Kingsgate Hotel Oriental Bay) has been completed and has met with very positive customer feedback.

Recently, the Company announced that it was supporting the proposed new visitor and educational facilities to be built by the Waitangi National Trust Board on the historic Treaty Grounds at Waitangi. In addition, the Company, together with its joint venture partner, also announced that it was proceeding with a $6 million extension project at the Copthorne Hotel and Resort Bay of Islands to add a further 35 rooms to grow the property to a total of 180 rooms and suites.

A major upgrade of guestroom bathrooms has been completed at Kingsgate Hotel Palmerston North. Refurbishment work has also been completed to the exterior and the roof of the Millennium Hotel Rotorua, and the refurbishment of the guestrooms and suites at Millennium Hotel Queenstown was completed.

While the lease on the Kingsgate Hotel Greenlane came to an end within the period under review, a new agreement to lease has been finalised that will see the Company taking a lease of a refurbished 100-room Copthorne-standard hotel in the later part of 2008.

CDL Investments New Zealand Limited ('CDLI') :

CDLI announced an unaudited operating profit after tax for the six months ended 30 June 2007 of $7.57 million. This was an increase of 99.3 percent over the same period last year. Property sales revenue for the period was $19.36 million, up from the $11.65 million in 2006.

MCK received its most recent dividends in shares from CDLI and now holds 64.32% (2006: 63.48%) of CDLI.

Australian Operations:

Leasing of units in the Zenith Residences is being undertaken as demand for rental property in Sydney increases.

Outlook:

Taking into account increasingly challenging market conditions such as static international visitor numbers and increased costs particularly with regard to payroll and energy, the Group has performed satisfactorily during the past six months. The effect of the high New Zealand dollar is yet to be felt but is likely to have an impact in the latter part of 2007 as the Company renegotiates its agreements with key international suppliers. The Company continues to refine its sales and marketing to meet customer demand and market conditions.

Assuming no adverse or unforeseen events, the Board believes that the results for the full year will continue to be profitable.

Wong Hong Ren
Chairman
7 August 2007

7 August 2007

PROPERTY MARKET ACTIVITY UNDERLINES MILLENNIUM & COPTHORNE NEW ZEALAND'S RESULTS

New Zealand's largest hotel owner / operator, Millennium & Copthorne Hotels New Zealand Limited ("MCK"), today announced its (unaudited) results for the six months to 30 June 2006.

• Operating profit after tax	$12.95 million (2006: $11.35m)
• Operating profit before tax and minorities	$25.51 million (2006: $22.00m)
• Group Revenue and other income	$94.48 million (2006: $102.47m)
• Average hotel occupancy across the Group	70.2%

Managing Director Mr. B K Chiu said that the Company has had a busy half year making continued investments into its hotels. The first stage of a $10 million transformation of the Copthorne Hotel Oriental Bay from a Kingsgate Hotel has been completed and the Bay Wing is open for business. "The customer feedback has been fantastic and it has created a lot of interest", said Mr. Chiu. Work continues on the Roxburgh Wing and is scheduled for completion in a few months. "Once complete, we will have a four-star hotel, five-star service and six-star views", he said.

A $6 million expansion project at the Copthorne Hotel and Resort Bay of Islands was also announced recently. This project, when completed by the end of the year will give the resort a total of 180 rooms and suites. "This expansion meets our customer demand and also allows us to unlock the potential for tourism in Northland" he said. The Company also recently announced that it was supporting the proposed new visitor and educational facilities to be built by the Waitangi National Trust Board.

Other projects completed or commenced in the period under review included upgraded bathrooms at the Kingsgate Hotel Palmerston North, refurbishment of the exterior at Millennium Hotel Rotorua and completion of the refurbishment work at Millennium Hotel Queenstown.

A highlight of the past six months has been the 5-star Qualmark rating given to the Millennium Hotel Christchurch. "It's a fantastic achievement, one that the Company is very proud of and something for our colleagues at our other hotels to match", said Mr. Chiu. "The combination of Qualmark assessments, together with our recently-introduced Outstanding Service Experience programme will set new benchmarks across our group", he said.

The Company also noted that its majority-owned subsidiary CDL Investments New Zealand Limited had traded ahead of expectations in the same period.

Speaking about the outlook for the group in the second half of 2007, Chairman Mr. Wong Hong Ren said that external factors would likely impact on the Company's full year results. "But assuming no adverse or unforeseen events, the Board believes that the results for the full year will continue to be profitable", he said.

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Ltd

Any inquiries please contact:
Takeshi Ito, Company Secretary
Millennium & Copthorne Hotels New Zealand Ltd
(09) 913 8058

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2007 17:06:55
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith the half year results announcement for the period ended 30 June 2007 issued by Grand Plaza Hotel Corporation on 7 August 2007, for your information.
Attachments:	GPHC-HY07.pdf Total size = **877K** (2048K size limit recommended)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1 For the quarterly period ended **June 30, 2007**

2. Commission identification number ____________ 3. BIR Tax Identification No. **000-460-602-000**

GRAND PLAZA HOTEL CORPORATION

4. Exact name of issuer as specified in its charter

PHILIPPINES

5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: ________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300

7. Address of issuer's principal office

Tel. No. (632) 854-8838 **Fax No. (632) 854-8825**

8. Issuer's telephone number, including area code

N.A.

9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	**87,318,270***
*includes 13,942,063 treasury shares	

11. Are any or all of the securities listed on Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. **COMMON**

12. Indicate by check mark whether the registrant:

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes [X]   No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [X]   No [ ]

PART I – FINANCIAL INFORMATION

Item 1 Financial Statements

Financial Statements and, if applicable, Pro-forma Financial Statements meeting the requirements of SRC Rule 68, Form and Content of Financial Statements, shall be furnished as specified therein.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Part III, Paragraph (A)(2)(b) of "Annex C"

PART II – OTHER INFORMATION

The issuer may, at its option, report under this item any information not previously reported in a report in SEC Form 17-C. If disclosure of such information is made under this Part II, it need not be repeated in a report on Form 17-C which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 17-Q.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Issuer YAM KIT SUNG
Signature and Title General Manager & Chief Financial Officer
Date ______________

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

Notes to Financial Statements

Summary of significant accounting policies
The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim financial statements for the year 2006 as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations
All segments of the business are in its normal trading pattern.

Material Items
There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates
There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity
There are no issuances, repurchases and repayments of debts and equity securities.

Dividends
There were no dividends declared in the current interim period.

Segment Revenue and Results

Statement of Financial Accounting Standard No. 31, "Segment Reporting", which becomes effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company organized its business into 4 main segments:

- Room Division – Business derived from the sale of guestrooms.
- Food and Beverage Division – Business derived from the sale of food and beverage at various restaurants.
- Other Operated Departments – Business derived from telephone department, business center, carparking and laundry.
- Others- Business derived from rental of space.

The segment revenues and results are as follows:

	YTD 2nd Quarter Revenue – Peso	YTD 2nd Quarter Department Profit - Peso
Room	168,904,530	145,016,405
Food and Beverage	106,732,497	50,174,994
Other Operated Departments	3,483,776	371,079
Others	54,365,479	54,365,479

Subsequent Events

None

Composition of Company

There are no changes in the composition of the Company during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuing operations.

Contingent assets or liabilities

There are no changes in contingent assets or liabilities since the last annual balance sheet date.

Contingencies

There are no material contingencies and any other events or transactions that are material to an understanding of the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The top 5 Key Performance Indicators of the Company are as follows:

Balance Sheet Analysis	30 June 2007	30 June 2006	31 December 2006
Current ratio	1.75	2.08	1.52
Net book value per share (include treasury shares)	PhP13.47	PhP13.96	PhP12.58
Profit & Loss Analysis			
Earnings per share	PhP1.06	PhP1.06	PhP2.15
Profit before tax margin ratio	35.44%	35.68%	34.91%
EBITDA	PhP126 million	PhP116 million	PhP241 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. Current ratio improved by 0.23 as compared to the end of last year due to higher current assets balance. Cash balance increased by PhP33 million from the same period last year as there were no major payments. It decreased by 0.33 versus last year as cash balance has dropped as a result of payments to contractors for renovation and payment of share buyback in second half of 2006.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. This ratio improved compared to the same period last year and the year ended 31 December 2006 due to higher assets value. It is lower than same period of last year due to lower cash balance.

Earning per share (EPS) is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. As compared to the same period last year, EPS is the same.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. This ratio is marginally lower than last year.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. EBITDA is healthier this year due to higher revenue. EBITDA is higher than the same period last year as a result of higher revenue and lower costs.

Balance Sheets Analysis:

Total assets increased by about PhP77 million or 5.3% as compared to the year ended 31 December 2006 and decreased by about PhP43 million or 2.7% as compared to the same period of last year.

Cash and short term notes:
This balance includes short-term fixed deposits with banks. There is an increase of PhP33 million as compared to the end of last fiscal year. As compared against the same period last year, this balance decreased by PhP103 million. The main reason for the drop versus last year is due to payment for share buyback in second-half of year 2006 and payment to contractors for renovation of hotel.

Accrued interest receivable:
There is a significant change in balance as compared to the end of last fiscal year. As compared to the same period, the decrease is due to lower cash balance.

Deferred tax assets:
Deferred tax assets decreased by PhP0.26 million as compared to 31 December 2006. As compared to the same period of last year, there is an increase of PhP3 million due to recognition of additional deferred tax assets.

Advances to associated/related companies:
The Company, in its normal course of business, has entered into transactions with its related parties, principally consisting of cash advances.

The Company also leases its hotel site and a furnished townhouse from an associated company. The Company has also entered into a management agreement with CDL Hotels (Phils) Corporation, a related company, for the latter to operate the Hotel.

Under the terms and conditions of the agreement, the Company has to pay monthly basic management and incentive fees based on a percentage of the hotel's revenue and gross operating profit.

As compared to the same period of last year, there is a no significant movement.

As compared with the end of last fiscal year, there is an increase of PhP10 million as the related companies have not settled its obligation with the Company.

Prepaid expenses:
The bulk of this balance represents insurance premium prepaid at the beginning of the year. As compared to end of the last fiscal year, there is a decrease of PhP6.7 million due to amortization of insurance premium.

Property and Equipment:
Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve the lives of the assets are expensed as incurred.

There is an increase in balance as compared to the same period of last year and end of last fiscal year due to addition of new assets in connection with the on-going renovation of the hotel.

Other current assets:
As compared to the same period of last year, there is an increase of PhP6 million mainly due to higher deferred input tax and a decrease in deposits to suppliers. As compared to end of last fiscal year, there is a significant increase of PhP14 million mainly as a result of the recognition of payment to local shareholders for share buyback exercise in year 2007.

Accounts payable:
There is an increase in balance from the same period of last year by PhP7 million. The higher balance is due to unpaid VAT by Pagcor, a tenant of the hotel.

Due to associated/related companies:
As compared against the same period of last year, there is a significant decrease of PhP12.5 million. The decrease is because the Company has settled its outstanding balance with the related company.

Income Tax Payable:
Income tax payable decreased by PhP6 million as compared to 31 December 2006 and increased by PhP2.2 million as compared against the same period of last year. The decrease in balance against the end of last fiscal year is due to the payment of last quarter 2006 tax in year 2007.

Income Statement Analysis For the 6 Months Ended 30 June 2007:

Revenue:
Total revenue increased marginally by PhP0.8 million or 0.2% as compared to the same period last year. The increase is observed mainly in room revenue.

Room revenue improved by PhP2.7 million as a result of higher Average Room Rate. Occupancy registered a decrease from 72% (year 2006) to 64% (year 2007). The drop in occupancy is partly due to closure of some rooms in connection with the renovation of the guestrooms. However, Average Room Rate (ARR) improved by PhP418 as compared to year 2006.

Food and beverage (F&B) business showed a drop of PhP0.8 million as compared to the same period of last year. The bulk of the fall is from Riviera café as the hotel is undergoing renovation to its guestrooms, the breakfast revenue is affected in the Riviera.

Cost of Sales:
Cost of sales for F&B registered a minor increase as compared to last year.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year does not show significant movement.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The decrease in operating expenses as compared to the same period last year is consistent with the lower occupancy and F&B revenue.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to lower expenses.

Non-operating income:
Total non-operating income decreased by PhP9.5 million as compared to the same period of last year. This is due to lower interest income and exchange loss of PhP3 million. The peso has strengthened significantly this year versus last year against the US dollar.

Income Statement Analysis For the Second Quarter Ended 30 June 2007:

Revenue:
Total revenue increased by PhP0.4 million as compared to the same period last year.

Room revenue improved by PhP2 million as a result of higher Average Room Rate. With the improvement in economy, the Company adjusted its room rate upwards for certain segment of business and this resulted in an improvement in Revenue Per Available Room (RevPar) for the second quarter compared with same period last year.

Food and beverage (F&B) business showed a drop of PhP3.7 million or 7% as compared to the same period of last year. This is due to the decrease in food covers as compared to the same period of last year. During this quarter, the Riviera restaurant registered a drop in revenue. Our competitor, Philippine Plaza Hotel, formerly known as Westin Philippine Plaza has renovated its coffee shop and it adds to the competition for F&B in the bay area. In addition, the renovation of guestrooms also caused a drop in occupancy and the resulting in a decrease in breakfast covers.

Cost of Sales:
Cost of sales for F&B registered a decrease as compared to last year. The decrease is consistent with the lower F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is slightly higher.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The decrease in operating expenses as compared to the same period last year is due to cost control measures.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to lower operating expenses.

Non-operating income:
Total non-operating income decreased by PhP11 million as compared to the same period of last year. This is due to the total foreign exchange loss of PhP2 million as compared to a gain of PhP7.9 million in year 2006.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.

- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.
- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (5% or more) from period to period in one or more line items (vertical and horizontal) of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Management is not aware of any event that may trigger direct or contingent financial obligations that is material to the Company, including any default or acceleration of an obligation. Management is not aware of any material off-balance sheet transaction, arrangement, obligation (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that were created during the first 6 months of 2007.

GRAND PLAZA HOTEL CORPORATION
Balance Sheets
June 30, 2007 and 2006
(With comparative figures for the year ended December 31, 2006)
(In Philippine Pesos)

ASSETS	Unaudited June 30, 2007	Unaudited June 30, 2006	Audited Dec. 31, 2006
Current Assets			
Cash and short-term notes	270,015,363	373,768,927	237,842,702
Accrued interest receivable	282,473	722,195	294,358
Accounts receivable - trade	199,017,351	189,308,749	198,237,868
Accounts receivable - others	1,392,500	1,637,383	2,105,033
Provision for bad debts	(17,748)	(335,006)	(440,058)
Deferred tax assets/(liabilities)	10,213,244	7,068,579	10,474,579
Advances to associated/related companies	23,134,318	24,160,984	13,002,314
Inventories	9,245,936	8,822,218	10,677,265
Prepaid expenses	11,894,979	13,030,015	18,825,093
Creditable withholding tax	43,749	54,128	17,845
Other current assets	34,278,062	28,119,133	19,515,558
Total Current Assets	*559,500,227*	*646,357,305*	*510,352,358*
Property and Equipment	*812,573,785*	*769,753,062*	*785,650,346*
Investment in Stock of Associated Company	*45,664,729*	*44,448,209*	*44,708,786*
Deposit on Lease Contract	*78,000,000*	*78,000,000*	*78,000,000*
Loans Receivable	*15,500,000*	*15,500,000*	*15,500,000*
Other Assets			
Miscellaneous investments and deposits	5,085,791	5,118,791	5,118,791
Others	1,010,000	1,010,000	1,010,000
Total Other Assets	*6,095,791*	*6,128,791*	*6,128,791*
Total Assets	***1,517,334,531***	***1,560,187,387***	***1,440,340,278***

LIABILITIES AND STOCKHOLDERS' EQUITY	Unaudited June 30, 2007	Unaudited June 30, 2006	Dec. 31, 2006
Current Liabilities			
Accounts payable	192,641,438	165,038,517	192,445,851
Accrued liabilities	61,304,060	62,515,118	58,157,517
Rental payable	1,904,343	1,925,743	962,872
Due to associated/related companies	4,858,122	17,413,846	3,304,939
Advances from immediate holding company - net	-	-	-
Refundable deposit	28,468,381	25,552,499	27,389,434
Deferred rental	7,364,845	7,389,734	7,390,979
Dividend payable	-	-	311,499
Income tax payable	18,860,356	16,578,323	24,074,549
Other current liabilities	2,506,919	2,251,142	2,263,123
Total Current Liabilities	*317,906,464*	*316,662,922*	*316,300,763*
Long - Term Liabilities			
Reserves	23,517,837	22,996,355	25,812,313
Total Long - Term Liabilities	*23,517,837*	*22,996,355*	*25,812,313*
Capital Stock			
Authorized - 115,000,000 shares in 2006 and 2005 at P10.00 par value per share			
Capital stock	873,182,699	873,182,699	873,182,699
Premium on capital stock	11,965,904	11,965,904	11,965,904
Paid-in capital in excess of par - Warrants	2,691,614	2,691,614	2,691,614
Treasury stock	(697,078,470)	(551,388,370)	(697,078,470)
Retained earnings/(deficit) - beginning	907,461,368	801,233,897	801,233,897
Retained profit/(loss) for the period	77,685,115	80,842,366	157,594,904
Dividend declared	-	-	(51,363,345)
Total Stockholders' Equity	*1,175,908,230*	*1,218,528,110*	*1,098,227,203*
Total Liabilities and Stockholders' Equity	***1,517,334,531***	***1,560,187,387***	***1,440,340,278***

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the years ended June 30, 2007 and 2006
(With comparative figures for the year ended December 31, 2006)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2007	Unaudited Year-to-date June 30, 2006	Audited Full Year Dec. 31, 2006
Revenue			
Rooms	168,904,530	166,126,190	329,097,179
Food & Beverage	106,732,497	107,602,479	224,958,055
Other Operated Depts.	3,483,776	4,723,508	8,734,803
Rental Income/Others	54,365,479	54,157,819	110,194,885
Total Revenue	*333,486,282*	*332,609,995*	*672,984,922*
Cost of Sales			
Food & Beverage	29,594,177	29,216,231	61,520,377
Other Operated Depts.	1,686,808	2,025,856	3,932,907
Total Cost of Sales	*31,280,986*	*31,242,087*	*65,453,284*
Gross Profit	302,205,297	301,367,908	607,531,638
Operating Expenses	189,023,783	197,260,811	391,264,953
Net Operating Income	*113,181,514*	*104,107,096*	*216,266,685*
Non-operating Income/(Loss)			
Interest Income	6,366,352	9,194,049	17,130,531
Dividend Income	172,956	18,501	67,705
Gain/(Loss) on Disposal of Fixed Assets	582,263	-	48,671
Exchange Gain/(Loss)	(3,077,349)	5,079,589	138,433
Share in Net Income/(Loss) of Associated Co.	955,943	276,252	536,829
Total Non-Operating Income	*5,000,166*	*14,568,391*	*17,922,169*
Net Income/(Loss) Before Tax	118,181,680	118,675,487	234,188,854
Provision for Income Tax	40,496,564	37,833,121	76,593,950
Net Income/(Loss) After Tax	***77,685,115***	***80,842,366***	***157,594,904***
Earnings per share	***1.06***	***1.06***	***2.15***
Diluted earnings per share	***1.06***	***1.06***	***2.15***

Notes:

In June 30, 2007 and December 31, 2006 , total shares outstanding is 76,290,009 shares net of 13,942,063 treasury shares.

In June 30, 2006 total shares outstanding is 76,290,009 shares, net of 11,028,261 treasury shares

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the 2nd quarters ended June 30, 2007 and 2006
(In Philippine Pesos)

	Unaudited 2nd Quarter June 30, 2007	Unaudited 2nd Quarter June 30, 2006
Revenue		
Rooms	82,831,339	80,461,266
Food & Beverage	48,619,423	52,361,481
Other Operated Depts.	1,648,399	2,132,614
Rental Income/Others	27,278,543	24,966,927
Total Revenue	*160,377,704*	*159,922,288*
Cost of Sales		
Food & Beverage	13,904,925	14,361,355
Other Operated Depts.	858,982	990,335
Total Cost of Sales	*14,763,908*	*15,351,691*
Gross Profit	145,613,796	144,570,598
Operating Expenses	91,696,323	97,703,531
Net Operating Income	*53,917,473*	*46,867,067*
Non-operating Income/(Loss)		
Interest Income	3,265,076	4,885,561
Dividend Income	10,810	-
Gain/(Loss) on Disposal of Fixed Assets	550,971	-
Exchange Gain/(Loss)	(2,030,099)	7,962,875
Share in Net Income/(Loss) of Associated Co.	88,733	307,422
Total Non-Operating Income	*1,885,492*	*13,155,858*
Net Income/(Loss) Before Tax	55,802,965	60,022,925
Provision for Income Tax	19,404,085	17,520,925
Net Income/(Loss) After Tax	***36,398,880***	***42,501,999***

GRAND PLAZA HOTEL CORPORATION
Statements of Changes in Equity
For the years ended June 30, 2007 and 2006
(With comparative figures for the year ended December 31, 2006)
(In Philippine Pesos)

	Unaudited June 30, 2007	Unaudited June 30, 2006	Audited Dec. 31, 2006
Balance - beginning	**1,098,227,203**	**1,137,685,744**	**1,137,685,744**
Prior period adjustment	(4,089)		
Balance - as adjusted	**1,098,223,114**	**1,137,685,744**	**1,137,685,744**
Net income for the period	77,685,115	80,842,366	157,594,904
Dividends	-	-	(51,363,345)
Retirement of shares	-	-	-
Buyback of shares	-	-	(145,690,100)
Balance - end	***1,175,908,230***	***1,218,528,110***	***1,098,227,203***

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the years ended June 30, 2007 and 2006
(With comparative figures for the year ended December 31, 2006)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2007	Unaudited Year-to-date June 30, 2006	Audited Full Year Dec. 31, 2006
Cash flows from operating activities			
Net income	77,685,115	80,842,366	157,594,904
Adjustments to reconcile net income to net cash provided by operating activities			
Prior period adjustments	(4,089)	-	-
Depreciation and amortization	13,176,776	12,807,564	25,637,134
Equity in net income of associated company	(955,943)	(276,252)	(536,829)
Provision for bad debts	17,746	335,006	440,058
Changes in operating assets and liabilities			
(Increase) decrease in			
Accrued interest receivable	11,885	(263,374)	164,463
Accounts receivable - trade	(1,219,741)	(1,196,048)	(10,124,967)
Accounts receivable - others	712,533	1,812,474	1,344,824
Deferred income tax	261,335	1,903,566	(1,502,434)
Advances to associated company	(10,132,003)	1,787,058	12,945,728
Advances to immediate holding company	-	202,363	202,363
Inventories	1,431,329	2,527,076	672,029
Prepaid expenses	6,730,114	(666,824)	(6,261,902)
Creditable withholding tax	(25,904)	49,419	85,701
Other current assets	(14,762,504)	(23,255,133)	(14,651,557)
Increase (decrease) in			
Accounts payable	195,588	2,329,955	9,739,289
Accrued liabilities	3,146,543	8,281,770	3,924,169
Rental payable	941,472	(908,879)	(1,871,750)
Due to associated company	1,553,183	7,498,759	(6,610,148)
Refundable deposit	1,078,946	2,082,217	3,919,152
Deferred rental - Pagcor	(26,134)	-	1,245
Dividend payable	(311,499)	(150,000)	161,500
Income tax payable	(5,214,193)	(11,396,272)	(3,900,046)
Other current liabilities	243,796	(5,475,160)	(5,463,179)
	74,534,351	78,871,652	165,909,747
Cash flows from investing activities			
Acquisition of property and equipment - net	(40,100,214)	(2,592,581)	(31,319,415)
Dividend (declared)/received	-	-	(51,363,345)
(Receipts)/Payments relating to other assets	33,000	(2,000)	(2,000)
Buyback of shares - net	-	-	(145,690,100)
	(40,067,214)	(2,594,581)	(228,374,860)
Cash flows from financing activities			
Increase/(Decrease) in reserves	(2,294,476)	1,942,515	4,758,474
	(2,294,476)	1,942,515	4,758,474
Net increase in cash and short-term notes	32,172,661	78,219,586	(57,706,639)
Cash and short-term notes, Beginning	237,842,702	295,549,341	295,549,341
Cash and short-term notes, Ending	270,015,363	373,768,927	237,842,702

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the 2nd quarters ended June 30, 2007 and 2006
(In Philippine Pesos)

	Unaudited 2nd quarter June 30, 2007	Unaudited 2nd quarter June 30, 2006
Cash flows from operating activities		
Net income	36,398,880	42,501,999
Adjustments to reconcile net income to net cash provided by operating activities		
Prior period adjustments	(4,089)	-
Depreciation and amortization	6,648,247	6,366,258
Equity in net income of associated company	(88,733)	(307,422)
Provision for bad debts	17,746	335,006
Changes in operating assets and liabilities		
(Increase) decrease in		
Accrued interest receivable	(14,579)	(134,631)
Accounts receivable - trade	4,849,164	454,246
Accounts receivable - others	(44,984)	(336,793)
Deferred income tax	(2,534,857)	(389,647)
Advances to associated company	(7,376,573)	6,073,242
Advances to immediate holding company	182,132	371,489
Inventories	(729,046)	(384,103)
Prepaid expenses	2,238,663	83,976
Creditable withholding tax	(29,319)	(35,563)
Other current assets	(20,576,420)	(21,761,809)
Increase (decrease) in		
Accounts payable	1,331,806	169,921
Accrued liabilities	2,259,154	3,137,079
Rental payable	(1,915,043)	(1,016,864)
Due to associated company	(6,824,707)	9,214,060
Refundable deposit	1,642,968	(933,647)
Deferred rental - Pagcor	(22,094,535)	(22,094,518)
Dividend payable	(311,499)	-
Income tax payable	4,464,418	2,274,608
Other current liabilities	251,143	(204,591)
	(2,260,065)	23,382,295
Cash flows from investing activities		
Acquisition of property and equipment - net	(31,872,097)	(2,093,490)
(Receipts)/Payments relating to other assets	30,000	-
	(31,842,097)	(2,093,490)
Cash flows from financing activities		
Increase/(Decrease) in reserves	(1,922,812)	971,058
	(1,922,812)	971,058
Net increase in cash and short-term notes	(36,024,974)	22,259,864
Cash and short-term notes, Beginning	306,040,337	351,509,063
Cash and short-term notes, Ending	**270,015,363**	**373,768,927**

Grand Plaza Hotel Corporation
Aging Report As At 30 June 2007

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	423,105	956,001	7,911				1,387,017	5.20%
Credit card	1,966,077						1,966,077	7.37%
PAGCOR	3,368,540	2,790,129	825,280	131,552			7,115,501	26.67%
Individual - local							-	0.00%
Company - local	1,607,480	4,237,558	3,535,983	629,061	19,200	8,800	10,038,082	37.63%
Overpayment	(12,556)	(42,699)	(129,553)	(70,869)	(65,143)	(621,815)	(942,635)	-3.53%
Permanent accounts	16,153	6,613	5,148	12,902	4,355		45,171	0.17%
Employee charges							-	0.00%
Travel Agent - Local	656,401	1,826,437	1,328,441	27,843	3,136		3,842,258	14.40%
Temporary credit	17,549	569,869	95,150	48,000			730,568	2.74%
Travel Agent - Foreign	698,736	578,894	615,456	600,097			2,493,183	9.35%
TOTAL	8,741,485	10,922,802	6,283,816	1,378,586	(38,452)	(613,015)	26,675,222	100.00%
%	32.77%	40.95%	23.56%	5.17%	-0.14%	-2.30%	100.00%	

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2007 17:12:09
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement on Second Quarter and Half Year Results for the period ended 30 June 2007 of Subsidiary Company, Millennium & Copthorne Hotels plc
Description	We attach herewith the second quarter and half year results announcement for the period ended 30 June 2007 issued by Millennium & Copthorne Hotels plc on 7 August 2007, for your information.
Attachments:	MnC-Interim_results.pdf Total size = **217K** (2048K size limit recommended)

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MILLENNIUM & COPTHORNE HOTELS PLC
SECOND QUARTER AND HALF YEAR RESULTS TO 30 JUNE 2007

7 August 2007

Millennium & Copthorne Hotels plc today announces its second quarter and half year results to 30 June 2007. The Group has a portfolio of 112 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Second quarter highlights

- Revenue up 8.9% to £169.3m[1]
- Hotel operating profit margin improved by 2.1 percentage points to 22.7%
- Hotel operating profit up 19.8% to £37.1m[1]
- Headline operating profit up 22.9% to £39.7m (2006: £32.3m) [2]
- Headline profit before tax up 44.4% to £35.1m (2006: £24.3 m) [2]
- Headline earnings per share up 50.0% to 9.3p (2006: 6.2p) [3]
- Group RevPAR up by 9.3%[1]

Half year highlights

- Revenue up 8.9% to £322.4m[1]
- Hotel operating profit margin improved by 2.1 percentage points to 18.9%
- Hotel operating profit up 22.7% to £58.9m[1]
- Headline operating profit up 22.5% to £63.7m (2006: £52.0m) [2]
- Headline profit before tax up 49.4% to £53.5m (2006: £35.8 m) [2]
- Headline earnings per share up 61.7% to 13.1p (2006: 8.1p) [3]
- Group RevPAR up by 8.9%[1]
- Interim dividend of 2.08p (2006: 2.08p)

Separately, the Board today announced that Peter Papadimitropoulos has left the company by mutual consent with immediate effect. The search to appoint a new Chief Executive is underway and will be led by the Nominations Committee. In the meantime, Wong Hong Ren, an Executive Director of M&C, will act as Interim Group Chief Executive.

[1] At constant rates of exchange (June 2007 exchange rates)
[2] Adjusted to exclude other operating income
[3] Adjusted to exclude other operating income (net of tax) and effect of change in UK tax legislation to remove claw back on hotel tax allowances

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Overall the half year results were strong, particularly in London, New York and Singapore where we have experienced buoyant market conditions. As outlined in May, the group has focused on actively maximising yield management opportunities and I am pleased to say that we have achieved our targets so far. The third quarter has begun well with RevPAR up by 7.6% in the first 4 weeks of July. The outlook for the year as a whole remains positive and our expectations are unchanged."

Enquiries:

Wong Hong Ren, Interim Group Chief Executive Robin Lee, Senior Vice President Finance Millennium & Copthorne Hotels plc	+44 (0) 20 7872 2444
Ben Foster/Charlie Watenphul Financial Dynamics	+44 (0) 20 7831 3113

FINANCIAL AND OPERATING HIGHLIGHTS

	Second quarter ended 30 June		Half year ended 30 June	
Financial information	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Revenue	**169.3**	162.8	**322.4**	312.7
Operating profit	**38.9**	31.2	**62.4**	49.6
Profit before tax	**35.4**	24.6	**55.2**	36.1
Profit for the period	**43.6**	19.8	**58.4**	27.9
Basic earnings per share (pence)	**13.8p**	6.3p	**18.0p**	8.2p
Performance reporting				
Hotel operating profit	**37.1**	32.1	**58.9**	50.2
Headline operating profit	**39.7**	32.3	**63.7**	52.0
Headline profit before tax	**35.1**	24.3	**53.5**	35.8
Adjusted effective tax rate (excluding joint ventures and associates)#			**30.1%**	33.0%
Headline earnings per share (pence)	**9.3p**	6.2p	**13.1p**	8.1p
Net debt			**235.7**	448.0
Gearing (%)			**18.0%**	36.2%
Operational				
RevPAR growth at constant rates of exchange*	**9.3%**	6.8%	**8.9%**	8.4%
Occupancy movement	**(0.2%)**	0.4%	**-**	1.1%
Average room rate growth at constant rates of exchange*	**9.6%**	6.3%	**8.9%**	5.5%
Hotel revenue growth at constant rates of exchange*	**10.1%**	1.1%	**10.4%**	7.0%
Hotel operating profit growth at constant rates of exchange*	**19.8%**	8.9%	**22.7%**	11.0%

* At constant rates of exchange (June 2007 exchange rates)
# Excludes the impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, and the impact of changes in the tax rate on net opening deferred tax liabilities

Second quarter overview
For the second quarter to 30 June 2007, the Group recorded a pre tax profit of £35.4m (2006: £24.6m). Hotel operating profit increased by £5.0m to £37.1m (2006: £32.1m). Headline profit before tax increased by £10.8m to £35.1m (2006: £24.3m). In addition an overall tax credit of £8.2m resulted in basic earnings per share increasing by 119.0% to 13.8p (2006: 6.3p). Headline earnings per share increased by 50.0% to 9.3p (2006: 6.2p). The tax credit is primarily attributable to a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances.

SUMMARY OF HALF YEAR PERFORMANCE

For the half year to 30 June 2007, the Group recorded a pre tax profit of £55.2m (2006: £36.1m). Hotel operating profit increased by £8.7m to £58.9m (2006: £50.2m). Headline profit before tax increased by £17.7m to £53.5m (2006: £35.8m)

Group RevPAR increased by 8.9% to £50.70 at constant rates of exchange. Average room rates also grew by 8.9% to £69.26 and occupancy remained flat. At constant rates of exchange, total hotel revenues increased by £29.4m and hotel operating profit by £8.7m to £58.9m.

CDL Hospitality Trusts (CDLHT) has had a successful year and our share of profits before other operating income was £3.6m. CDLHT made its second acquisition with the purchase of the Novotel Clarke Quay in Singapore for S$219.8m. This brings its portfolio of hotels to six.

Other operating income of the Group of £1.4m (2006: £0.3m) comprises a profit of £0.4m on the disposal of shares in CDLHT and following protracted negotiations, the release of a £1.0m property tax provision in the US set aside on the acquisition of Regal hotels in 1999.

Other operating income of associates and joint ventures of £0.3m represents the Group's share of the revaluation of the Novotel Hotel purchased by CDLHT in June.

Taxation

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax credit of £3.2m (2006: £8.2m tax expense). This tax credit is primarily attributable to the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back of hotel tax allowances, resulting in an estimated attributed £13.0m tax credit, and also includes a £4.9m credit in respect of the impact of reduced tax rates applied to brought forward net deferred tax liabilities.

Excluding the impact of the tax credit adjustments arising from changes in tax legislation and tax rates, the underlying income tax expense for the period is calculated by applying an estimated average annual effective tax rate, in this case of 30.1%, to profit before tax for the period excluding the Group's share of joint venture profits.

A tax charge of £0.6m (2006: £0.6m) relating to joint ventures and associates is included in the reported profit before tax.

Dividend

The Board recommends an interim dividend of [2.08p] per share. The interim dividend will be paid on 10 October 2007 to those shareholders on the register at the close of business on 17 August 2007. The ex-dividend date of the Company's shares is 15 August 2007.

Earnings per share

In addition to growth in profit before tax an overall tax credit of £3.2m resulted in basic earnings per share increasing by 119.5% to 18.0p (2006: 8.2p). Headline earnings per share increased by 61.7% to 13.1p (2006: 8.1p). The tax credit is primarily attributable to a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances.

PERFORMANCE BY REGION

UNITED STATES .

New York

Further measures were put in place at the beginning of this year to grow average room rates. As a result of these actions the improvements seen in the first quarter have continued. Average rates increased by 14.8% to £140.47 (2006: £122.41). The growth in average rates came at a cost of a 2.1 percentage point fall in occupancy to 83.7%. The net result was an 11.9% increase in RevPAR to £117.57 (2006: £105.03). The resultant impact of this was to drive gross operating profit margins up 4.2 percentage points to 37.1% (2006: 32.9%). The strongest performer in the region was the Millennium UN Plaza.

Regional US

RevPAR increased by 7.1% to £32.57 (2006: £30.42). This was driven by a 7.5% increase in average room rates to £49.72 (2006: £46.23) offset by a 0.3 percentage points fall in occupancy to 65.5% (2006: 65.8%). The top five Millennium properties had RevPAR growth between 12% and 19%, with three of these properties managing to increase occupancy as well as rate.

EUROPE

London

London continues to achieve the strongest growth in our geographical regions. RevPAR increased by 13.8% to £78.34 (2006: £68.85) on the back of high demand with a 15.0% increase in average room rates and a 0.9 percentage points decrease in occupancy to 84.1%. The strongest growth has been at the Millennium Gloucester which underwent a 142 room refurbishment in the first four months of 2006. The improvement is a combination of both the increased inventory available this year and a better product. We restructured the business mix at the Copthorne Tara last year. This had a negative impact in 2006, but the fruits of this restructuring can be seen in its double digit growth this year.

Rest of Europe
RevPAR increased by 1.1% to £52.64 (2006: £52.05) driven by rate growth of 2.8% from £71.30 to £73.31 and occupancy levels which fell from 73.0% to 71.8%.

Regional UK
RevPAR increased 5.2% to £55.64 driven by a 1.5 percentage point increase in occupancy to 77.4% (2006: 75.9%) and a 3.1% increase in rate to £71.88 (2006: £69.69). The strongest growth was in Glasgow & Aberdeen whilst our two Gatwick properties also grew RevPAR by more than 10%. Copthorne Gatwick has had a 129 room refurbishment this year which together with a change in marketing strategy has contributed to this growth.

France & Germany
Our presence in these two countries remains limited to four hotels. RevPAR fell by 5.6% to £47.89. This year started with a weak set of results in our two German properties which has continued into the second quarter. As a result, we have sold 13.2% fewer rooms which, when combined with a small fall in rate, has resulted in a half year RevPAR decrease of 14.7%. Our two French properties showed a 3.8% increase in RevPAR.

ASIA

RevPAR increased by 13.5% to £46.98 (2006: £41.41) driven by occupancy growth of 2.4 percentage points to 75.8% and a 9.9% increase in average room rates to £61.98 (2006: £56.42).

Singapore
The Grand Copthorne Waterfront is now included in the statistics for this region and strong growth continues in this buoyant market. On a like-for-like basis, RevPAR increased 28.8% to £50.26 (2006: £39.03) driven by a 4.9 percentage points increase in occupancy to 85.5% and a 21.4% growth in average room rates to £58.78 (2006: £48.43).

Rest of Asia
RevPAR figures in the rest of Asia have been impacted by the refurbishment works at the Regent Kuala Lumpur. RevPAR increased by 3.5% to £44.51 (2006: £43.01). On a like-for-like basis excluding the Regent Hotel, RevPAR increased by 7.5% to £48.89 (2006: £45.47). There was positive growth in the remaining properties within Asia with noteworthy performances in Seoul, Jakarta, Manila and Penang. Much of the occupancy increase has arisen in the Millennium Seoul Hilton, now benefiting from the addition of a state run Casino.

NEW ZEALAND

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR has remained more or less flat at £29.33. Occupancy fell by 1.0 percentage point to 70.2% (2006: 71.2%) and average rate increased by 1.1% to £41.78 (2006: £41.33). The Oriental Bay has been undergoing a major refurbishment and has now been re-branded a Copthorne. If this property and that of the Kingsgate Greenlane whose lease expired in April 2007 were to be excluded from the statistics, RevPAR would have increased by 0.7%.

Seven Zenith apartments have been sold this year for a profit of £0.7m.

REVIEW AND OUTLOOK

Overall the half year results were strong, particularly in London, New York and Singapore where we have experienced buoyant market conditions. As outlined in May, the group has focused on actively maximising yield management opportunities and I am pleased to say that we have achieved our targets so far. The third quarter has begun well with RevPAR up by 7.6% in the first 4 weeks of July. The outlook for the year as a whole remains positive and our expectations are unchanged.

Kwek Leng Beng
Chairman
6 August 2007

Consolidated income statement (unaudited)
for the half year ended 30 June 2007

	Notes	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Revenue	2	322.4	312.7	646.3
Cost of sales		(135.7)	(140.0)	(277.4)
Gross profit		186.7	172.7	368.9
Administrative expenses		(132.0)	(125.5)	(261.5)
Other operating income	3	1.4	0.3	21.6
Group operating profit		56.1	47.5	129.0
Share of profit of joint ventures and associates		6.3	2.1	25.2
Analysed between share of:				
Operating profit before other income		9.0	4.8	13.8
Other operating income		0.3	-	17.7
Interest, tax and minority interests	4	(3.0)	(2.7)	(6.3)
Operating profit		62.4	49.6	154.2
Analysed between:				
Headline operating profit	2	63.7	52.0	124.7
Other operating income - Group	3	1.4	0.3	21.6
Other operating income - Share of joint ventures and associates		0.3	-	17.7
Impairment		-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates		(3.0)	(2.7)	(6.3)
Finance income		4.5	2.5	5.8
Finance expense		(11.7)	(16.0)	(29.8)
Profit before tax		55.2	36.1	130.2
Income tax credit/(expense)	5	3.2	(8.2)	(22.1)
Profit for the period		58.4	27.9	108.1
Attributable to:				
Equity holders of the parent		52.7	23.7	100.1
Minority interests		5.7	4.2	8.0
		58.4	27.9	108.1
Basic earnings per share (pence)	6	18.0	8.2	34.5
Diluted earnings per share (pence)	6	17.9	8.2	34.4

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
for the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Foreign exchange translation differences	(1.9)	(40.2)	(84.2)
Share of associates other reserve movements	-	-	(2.3)
Actuarial losses arising in respect of defined benefit pension schemes	(1.7)	-	(1.4)
Taxation credit arising on defined benefit pension schemes	0.5	-	0.4
Taxation credit arising in respect of previously revalued property	2.4	-	2.2
Income and expense recognised directly in equity	**(0.7)**	(40.2)	(85.3)
Profit for the period	58.4	27.9	108.1
Total recognised income and expense for the period	**57.7**	(12.3)	22.8
Attributable to:			
Equity holders of the parent	47.6	(6.8)	25.1
Minority interests	10.1	(5.5)	(2.3)
Total recognised income and expense for the period	**57.7**	(12.3)	22.8

Consolidated balance sheet (unaudited)
as at 30 June 2007

	Notes	As at 30 June 2007 £m	As at 30 June 2006 £m	As at 31 December 2006 £m
Non-current assets				
Property, plant and equipment		**1,612.6**	1,863.4	1,612.4
Lease premium prepayment		**74.0**	82.8	74.6
Investment properties		**48.4**	46.7	49.6
Investments in joint ventures and associates		**138.7**	29.8	115.5
Loans due from joint ventures and associates		**4.9**	25.8	26.5
Other financial assets		**2.9**	2.6	3.2
		1,881.5	2,051.1	1,881.8
Current assets				
Inventories		**4.3**	4.1	4.6
Development properties		**71.0**	60.8	68.6
Lease premium prepayment		**1.2**	1.7	1.3
Trade and other receivables		**61.3**	56.0	57.8
Other financial assets		**4.1**	6.9	7.2
Cash and cash equivalents		**162.4**	121.8	162.3
		304.3	251.3	301.8
Total assets		**2,185.8**	2,302.4	2,183.6
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(341.0)**	(482.4)	(283.1)
Employee benefits		**(16.5)**	(15.9)	(15.0)
Provisions		**(1.2)**	(1.5)	(1.3)
Other non-current liabilities		**(6.5)**	(6.7)	(6.8)
Deferred tax liabilities		**(201.7)**	(235.6)	(224.6)
		(566.9)	(742.1)	(530.8)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(57.1)**	(87.4)	(139.6)
Trade and other payables		**(98.3)**	(100.9)	(102.6)
Provisions		**(0.4)**	(0.4)	(0.4)
Income taxes payable		**(21.4)**	(14.7)	(18.1)
		(177.2)	(203.4)	(260.7)
Total liabilities		**(744.1)**	(945.5)	(791.5)
Net assets		**1,441.7**	1,356.9	1,392.1
Equity				
Total equity attributable to equity holders of the parent		**1,310.8**	1,237.1	1,269.1
Minority interests		**130.9**	119.8	123.0
Total equity	8	**1,441.7**	1,356.9	1,392.1

Consolidated statement of cash flows (unaudited)
for the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Cash flows from operating activities			
Profit for the period	**58.4**	27.9	108.1
Adjustments for:			
Depreciation and amortisation	**14.8**	18.1	34.5
Share of profit of joint ventures and associates	**(6.3)**	(2.1)	(25.2)
Impairment losses for property, plant and equipment	**-**	-	3.5
Profit on sale of property, plant and equipment	**-**	(0.3)	(11.2)
Profit on sale of shares in associates	**(0.4)**	-	-
Revaluation of investment properties	**-**	-	(4.9)
Employee stock options	**0.4**	0.4	0.6
Finance income	**(4.5)**	(2.5)	(5.8)
Finance expense	**11.7**	16.0	29.8
Income tax (credit)/expense	**(3.2)**	8.2	22.1
Operating profit before changes in working capital and provisions	**70.9**	65.7	151.5
Increase in inventories, trade and other receivables	**(1.4)**	(1.5)	(5.1)
(Increase)/decrease in development properties	**(0.6)**	1.6	(2.5)
(Decrease)/increase in trade and other payables	**(2.2)**	2.7	0.9
Increase/(decrease) in provisions and employee benefits	**1.4**	(0.2)	(0.3)
Cash generated from operations	**68.1**	68.3	144.5
Interest paid	**(11.2)**	(16.5)	(28.9)
Interest received	**3.6**	3.9	7.8
Income taxes paid	**(7.9)**	(8.6)	(16.3)
Net cash from operating activities	**52.6**	47.1	107.1
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment and investment properties	**0.1**	0.2	210.8
Investment in financial assets	**-**	(4.7)	(3.1)
Proceeds from disposal of joint venture	**-**	2.3	4.0
Proceeds from the sale of shares in associates	**1.3**	-	-
Dividends received from associates	**2.7**	-	-
Increase in joint ventures and associates	**(0.6)**	-	(81.3)
Acquisition of property, plant and equipment	**(29.8)**	(14.0)	(34.6)
Net cash flow from investing activities	**(26.3)**	(16.2)	95.8
Balance carried forward	**26.3**	30.9	202.9

Consolidated statement of cash flows (unaudited) (continued)
for the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Balance brought forward	26.3	30.9	202.9
Cash flows from financing activities			
Proceeds from the issue of share capital	1.2	0.5	2.2
Repayment of borrowings	(110.1)	(78.6)	(205.0)
Drawdown of borrowings	92.4	80.7	79.7
Payment of finance lease obligations	(1.0)	(1.0)	(2.0)
Loan arrangement fees	(0.1)	(0.6)	(0.6)
Dividends paid to minorities	(2.2)	(2.2)	(2.2)
Dividends paid to equity holders of the parent	(7.6)	(7.3)	(9.1)
Net cash from financing activities	(27.4)	(8.5)	(137.0)
Net (decrease)/increase in cash and cash equivalents	(1.1)	22.4	65.9
Cash and cash equivalents at beginning of period	161.5	103.7	103.7
Effect of exchange rate fluctuations on cash held	1.5	(5.3)	(8.1)
Cash and cash equivalents at end of the period	161.9	120.8	161.5

Reconciliation of cash and cash equivalents

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Cash and cash equivalents shown in the balance sheet	162.4	121.8	162.3
Overdraft bank accounts included in borrowings	(0.5)	(1.0)	(0.8)
Cash and cash equivalents for cash flow statement purposes	161.9	120.8	161.5

Notes to the half year results announcement (unaudited)

1. General Information

Basis of preparation

The half year financial statements for Millennium & Copthorne Hotels plc ('the Company') to 30 June 2007 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

These primary statements and selected notes comprise the unaudited interim consolidated financial results of the Group for the half years ended 30 June, 2007 and 2006 together with the audited results for the year ended 31 December 2006. These half year results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2006 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2006 are available from the Company's website www.millenniumhotels.com.

The interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

The half year financial statements were approved by the Board of Directors on 6 August 2007.

Use of adjusted measures

A number of measures quoted in this half year results announcement are 'non-GAAP' measures. The directors believe these measures provide a more meaningful analysis of trading results of the Group and are consistent with the way financial performance is measured by management. These include hotel operating profit, headline operating profit, headline profit before tax, headline earnings per share, net debt and free cash flow. These measures are used for internal performance analysis and are useful in connection with discussion with the investment analyst community. They are not defined by Adopted IFRSs and therefore may not be directly comparable with other companies' adjusted performance measures. It is not intended to be a substitute for, or superior to Adopted IFRSs performance measures.

The adjustments made to reported profit before tax are:

- Fair value adjustments of investment property
- Business interruption insurance proceeds
- Gains/losses on disposal of property
- Impairment
- Share of other operating income, impairment, interest, tax and minority interests of joint ventures and associates

Notes to the half year results announcement (unaudited)

2. Segmental analysis
The following segmental analysis is not intended to be a full statutory disclosure.

Half year ended 30 June 2007	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	49.0	53.9	43.9	47.4	94.2	22.7	-	311.1
Property operations	-	0.9	-	-	0.7	9.7	-	11.3
Total	49.0	54.8	43.9	47.4	94.9	32.4	-	322.4
Hotel gross operating profit	18.2	12.0	21.6	14.4	39.1	9.5	-	114.8
Hotel fixed charges*	(7.5)	(8.8)	(8.4)	(8.4)	(18.6)	(4.2)	-	(55.9)
Hotel operating profit	10.7	3.2	13.2	6.0	20.5	5.3	-	58.9
Property operations operating profit	-	-	-	-	0.3	4.2	-	4.5
Central costs	-	-	-	-	-	-	(8.7)	(8.7)
Share of joint ventures and associates operating profit	-	-	-	-	9.0	-	-	9.0
Headline operating profit	10.7	3.2	13.2	6.0	29.8	9.5	(8.7)	63.7
Other operating income - Group	-	-	-	-	0.4	-	1.0	1.4
Other operating income - Share of joint ventures and associates	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(3.0)	-	-	(3.0)
Operating profit	10.7	3.2	13.2	6.0	27.5	9.5	(7.7)	62.4
Net financing costs								(7.2)
Profit before tax								55.2

Half year ended 30 June 2006	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	49.0	57.3	39.2	47.9	81.8	23.1	-	298.3
Property operations	-	1.3	-	-	0.7	12.4	-	14.4
Total	49.0	58.6	39.2	47.9	82.5	35.5	-	312.7
Hotel gross operating profit	16.1	12.2	17.6	13.8	30.0	9.9	-	99.6
Hotel fixed charges*	(9.3)	(9.3)	(6.7)	(7.8)	(11.7)	(4.6)	-	(49.4)
Hotel operating profit	6.8	2.9	10.9	6.0	18.3	5.3	-	50.2
Property operations operating profit	-	0.3	-	-	0.3	4.0	-	4.6
Central costs	-	-	-	-	-	-	(7.6)	(7.6)
Share of joint ventures and associates operating profit	-	-	-	-	4.8	-	-	4.8
Headline operating profit	6.8	3.2	10.9	6.0	23.4	9.3	(7.6)	52.0
Other operating income - Group	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.7)	-	-	(2.7)
Operating profit	6.8	3.2	10.9	6.0	21.0	9.3	(7.6)	49.6
Net financing costs								(13.5)
Profit before tax								36.1

Notes to the half year results announcement (unaudited)

2. Segmental analysis (continued)

	Year ended 31 December 2006							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	103.1	117.0	84.2	96.8	175.1	44.9	-	621.1
Property operations	-	2.3	-	-	1.4	21.5	-	25.2
Total	103.1	119.3	84.2	96.8	176.5	66.4	-	646.3
Hotel gross operating profit	38.9	27.7	40.1	28.9	69.4	18.8	-	223.8
Hotel fixed charges*	(16.3)	(18.5)	(13.8)	(16.6)	(29.8)	(8.5)	-	(103.5)
Hotel operating profit	22.6	9.2	26.3	12.3	39.6	10.3	-	120.3
Property operations operating profit	-	0.2	-	-	0.6	8.0	-	8.8
Central costs	-	-	-	-	-	-	(18.2)	(18.2)
Share of joint ventures and associates operating profit	-	-	-	-	13.8	-	-	13.8
Headline operating profit	22.6	9.4	26.3	12.3	54.0	18.3	(18.2)	124.7
Other operating income - Group	5.5	3.1	-	-	13.0	-	-	21.6
Other operating income - Share of associates and joint ventures	-	-	-	-	17.7	-	-	17.7
Impairment	-	(0.6)	-	(2.9)	-	-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(6.3)	-	-	(6.3)
Operating profit	28.1	11.9	26.3	9.4	78.4	18.3	(18.2)	154.2
Net financing costs								(24.0)
Profit before tax								130.2

* 'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees

Notes to the half year results announcement (unaudited)

2. Segmental analysis (continued)

Segmental assets and liabilities

Half year – 30 June 2007	New York 2007 £m	Regional US 2007 £m	London 2007 £m	Rest of Europe 2007 £m	Asia 2007 £m	Australasia 2007 £m	Total Group 2007 £m
Hotel operating assets	282.1	240.3	456.1	214.9	463.2	104.6	1,761.2
Hotel operating liabilities	(59.7)	(54.1)	(53.0)	(33.7)	(126.3)	(11.1)	(337.9)
Investments in joint ventures and associates	-	-	-	-	138.1	-	138.1
Loans to joint ventures	-	-	-	-	4.9	-	4.9
Total hotel operating net assets	222.4	186.2	403.1	181.2	479.9	93.5	1,566.3
Property operating assets	-	43.2	-	-	33.3	43.3	119.8
Property operating liabilities	-	(7.3)	-	-	(0.6)	(0.8)	(8.7)
Total property operating net assets	-	35.9	-	-	32.7	42.5	111.1
Net debt							(235.7)
Net assets							1,441.7

Half year – 30 June 2006	New York 2006 £m	Regional US 2006 £m	London 2006 £m	Rest of Europe 2006 £m	Asia 2006 £m	Australasia 2006 £m	Total Group 2006 £m
Hotel operating assets	306.4	280.3	456.4	225.8	660.4	87.3	2,016.6
Hotel operating liabilities	(72.5)	(51.1)	(66.8)	(43.9)	(118.8)	(13.8)	(366.9)
Investments in joint ventures and associates	-	-	-	-	29.8	-	29.8
Loans to joint ventures	-	-	-	-	25.8	-	25.8
Total hotel operating net assets	233.9	229.2	389.6	181.9	597.2	73.5	1,705.3
Property operating assets	-	40.9	-	-	28.7	38.9	108.5
Property operating liabilities	-	(7.4)	-	-	(0.6)	(0.9)	(8.9)
Total property operating net assets	-	33.5	-	-	28.1	38.0	99.6
Net debt							(448.0)
Net assets							1,356.9

Year – 31 December 2006	New York 2006 £m	Regional US 2006 £m	London 2006 £m	Rest of Europe 2006 £m	Asia 2006 £m	Australasia 2006 £m	Total Group 2006 £m
Hotel operating assets	292.3	235.9	452.0	216.1	468.8	97.4	1,762.5
Hotel operating liabilities	(60.1)	(64.7)	(67.0)	(36.1)	(126.8)	(11.6)	(366.3)
Investments in joint ventures and associates	-	-	-	-	115.5	-	115.5
Loans to joint ventures	-	-	-	-	26.5	-	26.5
Total hotel operating net assets	232.2	171.2	385.0	180.0	484.0	85.8	1,538.2
Property operating assets	-	43.3	-	-	33.9	42.0	119.2
Property operating liabilities	-	(3.7)	-	-	(0.4)	(0.8)	(4.9)
Total property operating net assets	-	39.6	-	-	33.5	41.2	114.3
Net debt							(260.4)
Net assets							1,392.1

Notes to the half year results announcement (unaudited)

3. Other operating income

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Release of property tax provision set aside on acquisition of Regal hotels in 1999	1.0	-	-
Profit on disposal of shares in CDLHT	0.4	-	-
Profit on sale and leaseback of three Singapore hotels – Orchard Hotel, Copthorne Kings Hotels and M Hotel	-	-	10.1
Changes in fair value upon revaluation of investment property	-	-	4.9
Business interruption insurance proceeds	-	-	5.5
Other	-	0.3	1.1
	1.4	0.3	21.6

4. Share of joint ventures and associates interest, tax and minority interests

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Interest	(0.9)	(0.8)	(1.4)
Tax	(0.6)	(0.6)	(1.8)
Minority interests	(1.5)	(1.3)	(3.1)
	(3.0)	(2.7)	(6.3)

5. Income tax (credit)/expense

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
UK	(15.8)	1.0	0.7
Overseas	12.6	7.2	21.4
Total income tax (credit)/expense in income statement	(3.2)	8.2	22.1

Notes to the half year results announcement (unaudited)

5. Income tax (credit)/expense (continued)

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Current tax			
Corporation tax charge for the period	11.4	6.7	18.2
Adjustment in respect of prior years	-	(2.1)	(6.6)
Total current tax expense	11.4	4.6	11.6
Deferred tax			
Origination and reversal of timing differences	1.7	3.3	0.3
(Reduction)/increase in tax rate	(4.9)	0.1	0.2
Benefits of tax losses recognised	1.7	-	9.0
(Over)/under provision in respect of prior years	(13.1)	0.2	1.0
Total deferred tax (credit)/expense	(14.6)	3.6	10.5
Total income tax (credit)/expense in the income statement	(3.2)	8.2	22.1

Income tax reconciliation	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Profit before tax in income statement	55.2	36.1	130.2
Less share of profit in joint ventures and associates	(6.3)	(2.1)	(25.2)
	48.9	34.0	105.0
Income tax on ordinary activities at the standard rate of UK tax of 30%	14.7	10.2	31.5
Effects of:			
Permanent differences	(1.4)	(1.2)	(5.5)
Non-utilisation of tax losses arising in year	0.3	0.3	0.5
Utilisation of brought forward tax losses	(0.1)	-	(0.6)
Higher/(lower) rates on overseas earnings	0.3	0.1	(1.2)
Overseas tax suffered	1.0	0.6	1.6
Effect of change in tax rates on opening deferred taxes	(4.9)	0.1	0.3
Effect of change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	(13.0)	-	-
Other adjustments to tax charge in respect of prior years	(0.1)	(1.9)	(5.6)
Unrecognised deferred tax assets	-	-	1.1
Total income tax (credit)/expense in the income statement	(3.2)	8.2	22.1

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax credit of £3.2m (half year ended 30 June 2006 a £8.2m tax expense and for the year ended 31 December 2006 a £22.1m tax expense). This tax credit is primarily attributable to the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, resulting in an estimated attributed £13.0m tax credit, and also includes a £4.9m credit in respect of the impact of reduced tax rates applied to brought forward net deferred tax liabilities.

Excluding the impact of the tax credit adjustments arising from changes in tax legislation and tax rates, the underlying income tax expense for the period is calculated by applying an estimated average annual effective tax rate, in this case of 30.1%, to profit before tax for the period excluding the Group's share of joint venture profits.

A tax charge of £0.6m (2006: £0.6m) relating to joint ventures and associates is included in the reported profit before tax.

Notes to the half year results announcement (unaudited)

6. Earnings per share

	Half year ended 30 June 2007	Half year ended 30 June 2006	Year ended 31 December 2006
Basic			
Profit for period attributable to holders of the parent (£m)	52.7	23.7	100.1
Weighted average number of shares outstanding (m)	292.8	288.8	289.9
Basic earnings per share (pence)	18.0	8.2	34.5
Diluted			
Weighted average number of shares outstanding (m)	293.7	289.8	290.6
Diluted earnings per share (pence)	17.9	8.2	34.4
Headline earnings per share			
Profit for the period attributable to holders of the parent (£m)	52.7	23.7	100.1
Adjustment to exclude:			
- Other operating income (net of tax) (£m)	(1.0)	(0.2)	(22.4)
- Impairment (net of tax) (£m)	-	-	3.3
- Share of associates other operating income (nil tax) (£m)	(0.3)	-	(17.7)
- Change in UK tax legislation on hotel tax allowances (£m)	(13.0)	-	-
Adjusted profit for the period attributable to holders of the parent (£m)	38.4	23.5	63.3
Weighted average number of shares outstanding (m)	292.8	288.8	289.9
Adjusted earnings per share (pence)	13.1	8.1	21.8

7. Dividends

Dividends have been recognised within equity as follows:

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Final ordinary dividend paid for 2006 of 6.42p (for 2005: 5.62p)	18.7	16.2	16.2
Interim ordinary dividend paid for 2006 of 2.08p (for 2005: 2.08p)	-	-	6.1
	18.7	16.2	22.3
Final special ordinary dividend paid for 2006 of 4.00p (for 2005: Nil)	11.7	-	-
	30.4	16.2	22.3

After the balance sheet date, the Directors have declared an interim dividend of [2.08p] per share (2006 interim dividend: 2.08p) payable on 10 October 2007 to the holders of relevant shares on the register at 17 August 2007. The ex-dividend date of the Company's shares is 15 August 2007. The interim dividend amounts to £6.2m (2006: £6.1m) and will be reflected in the financial statements in the second half of the financial year.

The Directors again offer the option of a scrip dividend reinvestment plan. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 26 September 2007 and any requests should be made in good time ahead of that date.

Notes to the half year results announcement (unaudited)

8. Statement of changes to total equity

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Total recognised income and expense for the period	**57.7**	(12.3)	22.8
Dividends paid to equity holders of the parent	**(30.4)**	(16.2)	(22.3)
Issue of shares in lieu of dividends	**22.8**	8.9	13.2
Dividends paid to minority interests	**(2.2)**	(2.2)	(2.2)
Share options exercised	**1.2**	0.5	2.2
Equity settled transactions	**0.5**	0.4	0.6
Net increase/(decrease) in total equity	**49.6**	(20.9)	14.3
Opening total equity	**1,392.1**	1,377.8	1,377.8
Closing total equity	**1,441.7**	1,356.9	1,392.1

Notes to the half year results announcement (unaudited)

9. Non-GAAP measures

Headline operating profit

Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of associates) which is normally a one-off item.

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 December 2006 £m
Profit before tax	**55.2**	36.1	130.2
Adjusted to exclude:			
Fair value adjustments of investment property	-	-	(4.9)
Business interruption insurance proceeds	-	-	(5.5)
Net gain on disposal of property - sale and leaseback of 3 Singapore hotels	-	-	(10.1)
- other	-	(0.3)	(1.1)
Profit on disposal of shares in CDLHT	**(0.4)**	-	-
Release of property tax provision set aside on acquisition of Regal hotels in 1999	**(1.0)**	-	-
Share of associates (CDLHT) fair value adjustments to investment property	**(0.3)**	-	(17.7)
Impairment	-	-	3.5
Headline profit before tax	**53.5**	35.8	94.4
Add back:			
Share of results of joint ventures and associates			
- interest	**0.9**	0.8	1.4
- taxation	**0.6**	0.6	1.8
- minority interests	**1.5**	1.3	3.1
Net financing costs	**7.2**	13.5	24.0
Headline operating profit	**63.7**	52.0	124.7

Net Debt	As at 30 June 2007 £m	As at 30 June 2006 £m	As at 31 December 2006 £m
Cash and cash equivalents (as presented in the consolidated balance sheet)	**161.9**	120.8	161.5
Bank overdrafts	**0.5**	1.0	0.8
Cash and cash equivalents (as presented in the consolidated balance sheet)	162.4	121.8	162.3
Interest-bearing loans, bonds and borrowings - Non-current	**(341.0)**	(482.4)	(283.1)
- Current	**(57.1)**	(87.4)	(139.6)
Net debt	**(235.7)**	(448.0)	(260.4)
Gearing (%)	**18.0%**	36.2%	20.5%

10. Subsequent events

On 12 July 2007, the Group was allocated an additional 41,213,790 new stapled securities of CDL Hospitality Trusts ('CDLHT') costing S$100.0m (£32.8m) under a three for every 20 existing stapled preferential offering of 107,162,695 new stapled securities. This now takes the Group's cost of investment in CDLHT to £98.4m for a 38.5% interest.

Independent review report to Millennium & Copthorne Hotels plc

Introduction

We have been instructed by the company to review the financial information for the half year ended 30 June 2007 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated statement of cash flows and the related notes (1) to (10).

We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants

8 Salisbury Square
London
EC4Y 8BB

Date: 6 August 2007

APPENDIX 1: Key operating statistics (unaudited)
for the half year ended 30 June 2007

	Half year ended 30 June 2007 Reported currency	Half year ended 30 June 2006 Constant currency	Half year ended 30 June 2006 Reported currency
Occupancy %			
New York	83.7		85.8
Regional US	65.5		65.8
Total US	69.7		70.4
London	84.1		85.0
Rest of Europe	71.8		73.0
Total Europe	77.3		78.3
Asia	75.8		73.4
Australasia	70.2		71.2
Total Group	73.2		73.2
Average Room Rate (£)			
New York	140.47	122.41	135.84
Regional US	49.72	46.23	51.30
Total US	74.92	67.68	75.11
London	93.15	81.00	81.00
Rest of Europe	73.31	71.30	71.88
Total Europe	82.89	75.97	76.27
Asia	61.98	56.42	60.87
Australasia	41.78	41.33	40.86
Total Group	69.26	63.59	67.36
RevPAR (£)			
New York	117.57	105.03	116.55
Regional US	32.57	30.42	33.76
Total US	52.22	47.65	52.88
London	78.34	68.85	68.85
Rest of Europe	52.64	52.05	52.47
Total Europe	64.07	59.48	59.72
Asia	46.98	41.41	44.68
Australasia	29.33	29.43	29.09
Total Group	50.70	46.55	49.31
Gross Operating Profit Margin (%)			
New York	37.1		32.9
Regional US	22.3		21.3
Total US	29.3		26.6
London	49.2		44.9
Rest of Europe	30.4		28.8
Total Europe	39.4		36.1
Asia	41.5		36.7
Australasia	41.9		42.9
Total Group	36.9		33.4

For comparability the 30 June 2006 Average Room Rate and RevPAR have been translated at 30 June 2007 exchange rates.

APPENDIX 2: Consolidated income statement (unaudited)
for the second quarter ended 30 June 2007

	Second quarter ended 30 June 2007 £m	Second quarter ended 30 June 2006 £m
Revenue	**169.3**	162.8
Cost of sales	**(68.3)**	(70.2)
Gross profit	**101.0**	92.6
Administrative expenses	**(65.7)**	(62.6)
Other operating income	**-**	0.3
Group operating profit	**35.3**	30.3
Share of profit of joint ventures and associates	**3.6**	0.9
Analysed between share of:		
Operating profit before other income	**4.4**	2.3
Other operating income	**0.3**	-
Interest, tax and minority interests	**(1.1)**	(1.4)
Operating profit	**38.9**	31.2
Analysed between:		
Headline operating profit	**39.7**	32.3
Other operating income - Group	**-**	0.3
Other operating income - Share of joint ventures and associates	**0.3**	-
Share of interest, tax and minority interests of joint ventures and associates	**(1.1)**	(1.4)
Finance income	**2.3**	1.3
Finance expense	**(5.8)**	(7.9)
Profit before tax	**35.4**	24.6
Income tax credit/(expense)	**8.2**	(4.8)
Profit for the period	43.6	19.8
Attributable to:		
Equity holders of the parent	40.5	18.1
Minority interests	3.1	1.7
	43.6	19.8
Basic earnings per share (pence)	**13.8**	6.3
Diluted earnings per share (pence)	**13.7**	6.3

The financial results above all derive from continuing activities.

APPENDIX 3: Segmental analysis for the second quarter ended 30 June 2007

	Second quarter ended 30 June 2007							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	27.6	30.4	23.4	24.0	48.9	9.3	-	163.6
Property operations	-	0.4	-	-	0.4	4.9	-	5.7
Total	27.6	30.8	23.4	24.0	49.3	14.2	-	169.3
Hotel gross operating profit	12.0	8.8	12.0	7.3	21.7	3.0	-	64.8
Hotel fixed charges*	(4.0)	(4.5)	(3.5)	(4.3)	(9.6)	(1.8)	-	(27.7)
Hotel operating profit	8.0	4.3	8.5	3.0	12.1	1.2	-	37.1
Property operations operating profit	-	-	-	-	0.1	2.1	-	2.2
Central costs	-	-	-	-	-	-	(4.0)	(4.0)
Share of joint ventures and associates operating profit	-	-	-	-	4.4	-	-	4.4
Headline operating profit	8.0	4.3	8.5	3.0	16.6	3.3	(4.0)	39.7
Other operating income - Share of joint ventures and associates	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.1)	-	-	(1.1)
Operating profit	8.0	4.3	8.5	3.0	15.8	3.3	(4.0)	38.9
Net financing costs								(3.5)
Profit before tax								35.4

	Second quarter ended 30 June 2006							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	27.6	31.8	21.2	24.5	41.8	9.3	-	156.2
Property operations	-	0.6	-	-	0.4	5.6		6.6
Total	27.6	32.4	21.2	24.5	42.2	14.9	-	162.8
Hotel gross operating profit	11.0	9.0	9.9	7.2	16.2	3.3	-	56.6
Hotel fixed charges*	(5.2)	(4.8)	(3.3)	(3.4)	(5.7)	(2.1)	-	(24.5)
Hotel operating profit	5.8	4.2	6.6	3.8	10.5	1.2	-	32.1
Property operations operating profit	-	0.2	-	-	0.1	1.8	-	2.1
Central costs	-	-	-	-	-	-	(4.2)	(4.2)
Share of joint ventures and associates operating profit	-	-	-	-	2.3	-	-	2.3
Headline operating profit	5.8	4.4	6.6	3.8	12.9	3.0	(4.2)	32.3
Other operating income - Group	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.4)	-	-	(1.4)
Operating profit	5.8	4.4	6.6	3.8	11.8	3.0	(4.2)	31.2
Net financing costs								(6.6)

Profit before tax	24.6

APPENDIX 4: Non-GAAP measures for the second quarter ended 30 June 2007

Headline operating profit

Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of associates) which is normally a one-off item.

	Second quarter ended 30 June 2007 £m	Second quarter ended 30 June 2006 £m
Profit before tax	**35.4**	24.6
Adjusted to exclude:		
Other operating income – Group	**-**	(0.3)
Share of associates (CDLHT) fair value adjustments to investment property	**(0.3)**	-
Headline profit before tax	**35.1**	24.3
Add back:		
Share of results of associates and joint ventures		
- interest	**0.1**	0.4
- taxation	**0.3**	0.3
- minority interests	**0.7**	0.7
Net financing costs	**3.5**	6.6
Headline operating profit	**39.7**	32.3

APPENDIX 5: Key operating statistics (unaudited)
for the second quarter ended 30 June 2007

	Second quarter ended 30 June 2007 Reported currency	Second quarter ended 30 June 2006 Constant currency	Second quarter ended 30 June 2006 Reported currency
Occupancy %			
New York	89.2		90.8
Regional US	70.6		70.2
Total US	74.9		75.0
London	85.9		88.0
Rest of Europe	72.7		75.5
Total Europe	78.6		81.1
Asia	76.2		73.8
Australasia	58.7		61.3
Total Group	74.1		74.3
Average Room Rate (£)			
New York	148.29	129.76	142.73
Regional US	52.49	48.75	53.62
Total US	78.85	71.44	78.58
London	98.34	85.68	85.68
Rest of Europe	75.03	72.58	73.12
Total Europe	86.33	78.89	79.17
Asia	64.95	58.37	62.80
Australasia	40.65	40.12	36.44
Total Group	73.12	66.73	70.15
RevPAR (£)			
New York	132.27	117.82	129.60
Regional US	37.06	34.22	37.64
Total US	59.06	53.58	58.94
London	84.47	75.40	75.40
Rest of Europe	54.55	54.80	55.21
Total Europe	67.86	63.98	64.21
Asia	49.49	43.08	46.35
Australasia	23.86	24.59	22.34
Total Group	54.18	49.58	52.12
Gross Operating Profit Margin (%)			
New York	43.5		39.9
Regional US	28.9		28.3
Total US	35.9		33.7
London	51.3		46.7
Rest of Europe	30.4		29.4
Total Europe	40.7		37.4
Asia	44.4		38.8
Australasia	32.3		35.5
Total Group	39.6		36.2

For comparability the 30 June 2006 Average Room Rate and RevPAR have been translated at 30 June 2007 exchange rates.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2007 17:16:43
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Board Change
Description	Please see the attached announcement released by Millennium & Copthorne Hotels plc on 7 August 2007.
Attachments:	Board_Change.pdf Total size = **15K** (2048K size limit recommended)

7 August 2007

Millennium & Copthorne Hotels plc

Board Change

Millennium & Copthorne Hotels plc ("M&C") today announces that Peter Papadimitropoulos, Group Chief Executive has left the company by mutual consent with immediate effect.

The search to appoint a new Chief Executive is underway and will be led by the Nominations Committee. In the meantime, Wong Hong Ren, an Executive Director of M&C, will act as Interim Group Chief Executive.

For further information please contact:

Wong Hong Ren, Interim Group Chief Executive +44 (0) 207 872 2444
Robin Lee, Senior Vice President Finance
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul +44 (0) 207 831 3113
Financial Dynamics

END